UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of November 2008

Commission File Number: 333-09514-09

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

TELE NORTE CELLULAR HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Levindo Lopes, 258 - Funcionários

Cep: 30.140-170 - Belo Horizonte (MG) – Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒    Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐    No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐    No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐    No:  ☒

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Corporate Law September 30, 2008

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY.

COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer’s ID)

01760-4	TELE NORTE CELULAR PARTICIPAÇÕES S.A.	02.558.154/0001-29

4 - NIRE (Corporate Registry ID)

53.300.005.761

01.02 - HEADQUARTERS

1 - ADDRESS Rua Levindo Lopes, 258 - 8th floor	2 - DISTRICT Funcionários

3 - ZIP CODE 30140-170	4 - CITY Belo Horizonte	5 - STATE MG

6 -AREA CODE 31	7 - TELEPHONE 9933-3077	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX -

11 - AREA CODE 31	12 - FAX 9933-3152	13 - FAX -	14 - FAX -

15 - E-MAIL

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME José Luiz Magalhães Salazar

2 - ADDRESS Rua Humberto de Campos, 425	3 - DISTRICT Leblon

4 - ZIP CODE 22430-190	5 - CITY Rio de Janeiro	6 - STATE RJ

7 - AREA CODE 21	8 - TELEPHONE 3131-1123	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX

12 - AREA CODE 21	13 - FAX 3131-1123	14 - FAX -	15 - FAX -

16 - E-MAIL jls@oi.net.br

01.04 - ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01/01/2008	12/31/2008	3	07/01/2008	09/30/2008	2	04/01/2008	06/30/2008

09 - INDEPENDENT ACCOUNTANT Deloitte Touche Tohmatsu Auditores Independentes	10 - CVM CODE 00385-9

11 - TECHNICIAN IN CHARGE Paulo Roberto Marques Garrucho	12 - TECHNICIAN’S CPF (INDIVIDUAL TAXPAYER’S REGISTER) 373.525.127-72

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Corporate Law September 30, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01760-4	2 - COMPANY NAME TELE NORTE CELULAR PARTICIPAÇÕES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 02.558.154/0001-29

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 - CURRENT QUARTER 09/30/2008	2 - PREVIOUS QUARTER 06/30/2008	3 - SAME QUARTER, PREVIOUS YEAR 09/30/2008
Paid-up Capital
1 - Common	2,493	2,493	124,623,842
2 - Preferred	4,209	4,209	210,460,313
3 - Total	6,702	6,702	335,084,155
Treasury Stock
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industry and Other Types of Company

2 - STATUS Operational

3 - NATURE OF OWNERSHIP National Holding

4 - ACTIVITY CODE 1130 - Telecommunications

5 - MAIN ACTIVITY Cellular Mobile Telephone

6 - CONSOLIDATION TYPE Total

7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Corporate Taxpayer’s ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Corporate Law September 30, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01760-4	2 - COMPANY NAME TELE NORTE CELULAR PARTICIPAÇÕES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 02.558.154/0001-29

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (in thousands of Reais)	4 - AMOUNT OF CHANGE (in thousands of Reais)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (Thousands)	8 -SHARE PRICE WHEN ISSUED (in Reais)

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE 10/28/2008	2 - SIGNATURE

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Corporate Law September 30, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01760-4	2 - COMPANY NAME TELE NORTE CELULAR PARTICIPAÇÕES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 02.558.154/0001-29

02.01 - BALANCE SHEET - ASSETS (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 09/30/2008	4 - 06/30/2008
1	Total Assets	118,197	106,549
1.01	Current Assets	4,329	4,443
1.01.01	Cash and Cash Equivalents	3,287	3,490
1.01.01.01	Cash and Cash Equivalents	66	35
1.01.01.02	Short Term Investments	3,221	3,455
1.01.02	Credits	0	1
1.01.02.01	Customers	0	1
1.01.02.02	Miscellaneous Credits	0	0
1.01.03	Inventories	0	0
1.01.04	Others	1,042	952
1.02	Non-current assets	113,868	102,106
1.02.01	Long Term Receivables	15,447	2,980
1.02.01.01	Miscellaneous Credits	3,192	2,727
1.02.01.01.01	PIS and COFINS Recoverable - Law 9718/98	1,565	1,551
1.02.01.01.02	Income Tax and Social Contribution Recoverable	1,200	1,176
1.02.01.01.03	Deferred Income Taxes	0	0
1.02.01.01.04	Other Taxes Recoverable	427	0
1.02.01.02	Credits with Related Parties	12,199	197
1.02.01.02.01	Affiliates	0	0
1.02.01.02.02	Subsidiaries	12,199	197
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Others	56	56
1.02.02	Permanent Assets	98,421	99,126
1.02.02.01	Investments	98,421	99,126
1.02.02.01.01	In Affiliates	0	0
1.02.02.01.02	In Affiliates/Goodwill	0	0
1.02.02.01.03	In Subsidiaries	98,421	99,126
1.02.02.01.04	In Subsidiaries/Goodwill	0	0
1.02.02.01.05	Other Investments	0	0
1.02.02.02	Property, Plant and Equipment	0	0
1.02.02.03	Intangible	0	0
1.02.02.04	Deferred Charges	0	0

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Corporate Law September 30, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01760-4	2 - COMPANY NAME TELE NORTE CELULAR PARTICIPAÇÕES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 02.558.154/0001-29

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 09/30/2008	4 - 06/30/2008
2	Total Liabilities	118,197	106,549
2.01	Current Liabilities	14,587	14,729
2.01.01	Loans and Financing	0	0
2.01.02	Debentures	0	0
2.01.03	Suppliers	529	716
2.01.04	Taxes, Charges and Contributions	0	0
2.01.05	Dividends Payable	106	106
2.01.06	Provisions	0	0
2.01.07	Debts with Related Parties	0	0
2.01.08	Other	13,952	13,907
2.01.08.01	Accounts Payable and other provisions	29	11
2.01.08.02	Accounts Payable - hedge operations	0	0
2.01.08.03	Reverse Share Split	13,818	13,892
2.01.08.04	Cost Sharing	103	23
2.01.08.05	Other Liabilities	2	4
2.02	Non-current assets	12,039	0
2.02.01	Long Term Liabilities	12,039	0
2.02.01.01	Loans and Financing	0	0
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	0	0
2.02.01.04	Debts with Related Parties	12,039	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Others	0	0
2.02.01.06.01	Accounts Payable - Hedge Operations	0	0
2.02.02	Deferred Income	0	0
2.04	Shareholders’ Equity	91,571	91,820
2.04.01	Paid-in Capital	84,851	84,851
2.04.02	Capital Reserves	0	0
2.04.03	Revaluation Reserves	0	0
2.04.03.01	Own Assets	0	0
2.04.03.02	Subsidiaries/Affiliates	0	0
2.04.04	Profit Reserves	160	160
2.04.04.01	Legal	160	160
2.04.04.02	Statutory	0	0
2.04.04.03	For Contingencies	0	0
2.04.04.04	Realizable Profits	0	0
2.04.04.05	Profit Retention	0	0
2.04.04.06	Special for Non-Distributed Dividends	0	0
2.04.04.07	Other Profit Reserves	0	0
2.04.05	Retained Earnings/Accumulated Losses	6,560	6,809
2.04.06	Advance for Future Capital Increase	0	0

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Corporate Law September 30, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01760-4	2 - COMPANY NAME TELE NORTE CELULAR PARTICIPAÇÕES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 02.558.154/0001-29

03.01 - STATEMENT OF INCOME (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 07/01/2008 to 09/30/2008	4 - 01/01/2008 to 09/30/2008	5 - 07/01/2007 to 09/30/2007	6 - 01/01/2007 to 09/30/2007
3.01	Gross Revenue from Sales and/or Services	0	0	0	0
3.02	Gross Revenue Deductions	0	0	0	0
3.03	Net Revenue from Sales and/or Services	0	0	0	0
3.04	Cost of Goods and/or Services Sold	0	0	0	0
3.05	Gross Profit	0	0	0	0
3.06	Operating Expenses/Revenue	(668)	3,023	(8,150)	(18,418)
3.06.01	Selling	0	0	0	0
3.06.02	General and Administrative	(104)	(793)	(430)	(935)
3.06.03	Financial	142	486	(157)	(485)
3.06.03.01	Financial Income	193	778	78	292
3.06.03.02	Financial Expenses	(51)	(292)	(235)	(777)
3.06.04	Other Operating Revenues	0	0	0	0
3.06.05	Other Operating Expenses	0	0	0	0
3.06.06	Equity in Subsidiary and Affiliated Companies	(706)	3,330	(7,563)	(16,998)
3.07	Operating Income	(668)	3,023	(8,150)	(18,418)
3.08	Non-Operating Income	419	419	0	0
3.08.01	Revenues	419	419	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income Before Taxes/Profit Sharing	(249)	3,442	(8,150)	(18,418)
3.10	Provision for Income Tax and Social Contribution	0	0	0	0
3.11	Deferred Income Tax	0	0	0	0
3.12	Profit Sharing/Statutory Contributions	0	0	0	0
3.12.01	Employee Profit Sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders’ Equity	0	0	0	0

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Corporate Law September 30, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01760-4	2 - COMPANY NAME TELE NORTE CELULAR PARTICIPAÇÕES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 02.558.154/0001-29

03.01 - STATEMENT OF INCOME (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 07/01/2008 to 09/30/2008	4 - 01/01/2008 to 09/30/2008	5 - 07/01/2007 to 09/30/2007	6 - 01/01/2007 to 09/30/2007
3.15	Net Income/Loss for the Period	(249)	3,442	(8,150)	(18,418)
	NUMBER OF SHARES, EX-TREASURY (in thousands)	6,702	6,702	335,084,155	335,084,155
	EARNINGS PER SHARE (Reais)		0.51358
	LOSS PER SHARE (Reais)	(0.03715)		(0.00002)	(0.00005)

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Corporate Law September 30, 2008

01760-4	TELE NORTE CELULAR PARTICIPAÇÕES S.A.	02.558.154/0001-29

04.01 - NOTES TO THE FINANCIAL STATEMENTS

1	Operations

Tele Norte Celular Participações S.A. (TNCP) is a publicly-held corporation, operating as holding of Amazônia Celular S.A. (Amazônia) Its equity interest in the operating subsidiary on September 30, 2008 and June 30, 2008 was 89.78% of voting capital and 74.96% of the total capital.

Amazônia holds five authorizations to provide cellular mobile services and all the activities necessary or useful to carry out these services, in accordance with the aforementioned authorizations in the States of Amapá, Amazonas, Maranhão, Pará and Roraima.

The services offered and the rates charged by Amazônia are regulated by the National Telecommunications Agency (ANATEL), the regulatory authority for the Brazilian telecommunications industry, according to the General Law of Telecommunications and respective regulations.

(a)	Concessions

On February 19, 2004, Amazônia and ANATEL signed Authorization Instruments for migration to the Personal Mobile Service (SMP), which became effective as from the publication of Act 42,671 in the Federal Official Gazette on March 1, 2004.

The SMP authorizations granted to Amazônia are effective for an undefined term. The radio frequency authorizations have the following maturities:

Region / Sector	Expiration
Region 1
Sector 13 - Maranhão	April 2009
Sector 14 - Pará	March 2009
Sector 15 - Amapá	May 2009
Sector 16 - Amazonas	August 2009
Sector 17 - Roraima	July 2009

On March 5, 2008, Anatel published act Nr. 1,261 which granted consent to the transfer of TNCP’s equity control and, consequently Amazônia’s, to Telemar Norte Leste Participações S.A. (“TMAR”), and set forth guidelines for the return of Amazônia’s radio frequencies. This act had set forth, among other points, that:

i) Amazônia became part of the same TNL PCS’s controlling group (“Oi”), however the conditions for service providing to the customers should remain the same;

ii) Amazônia has Anatel’s consent to use, for a period of 18 months, the radio-frequencies granted to Oi for providing Personal Mobile Service under the terms of the Regulation, in the bands of 900 MHz and 1,800 MHz;

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Corporate Law September 30, 2008

01760-4	TELE NORTE CELULAR PARTICIPAÇÕES S.A.	02.558.154/0001-29

04.01 - NOTES TO THE FINANCIAL STATEMENTS

iii) It extinguished the authorization for use of the radio-frequencies held by Amazônia, and consequently, its authorization for the SMP, granting the period of 90 days (extendable for equal period) in order for the users of Amazônia’s radio-frequencies of 900 MHz and 1,800 MHz to be transferred to the corresponding radio-frequencies granted to Oi, and a period of 18 months for the occupation of a 10MHz band of the 850 MHz radio-frequency (the remaining 15 MHz shall be returned immediately);

iv) It allowed Oi to start using, on a payable basis, the numbering resources assigned to Amazônia.

In meeting these determinations, Amazônia returned the 1,800 MHz band of radio-frequencies and the 15 MHz of the band of radio-frequency of 850 MHz. The band of radio-frequencies of 900 MHz was returned on September 3, 2008.

The facts described above did not interfere in the provision of services to Amazônia’s customers. The definition on Amazônia’s operations depends on the conclusion of TNCP and Amazônia’s corporate restructuring which is under analysis by the Management and will be carried out to the best interest of the Companies shareholders, as disclosed in Note 4.

(b)	Regulation

On March 7, 2007 the Director Council of ANATEL approved the numerical portability in fixed and mobile telephones. The rule will allow the users of the Exchanged Fixed Telephone Service (STFC) and the Personal Mobile Service (SMP) to change carriers keeping their fixed or cellular phone number, as many times as they request.

The initial offer of portability occurred in September, 2008 in some regions of the country and will be totally available throughout the country within 24 months, counted from the publishing of the General Regulation of Portability in the Federal Official Gazette, occurred on March 21, 2007.

Amazônia has already contracted network and Information Technology solutions, as well as reviewed all operating processes required for the introduction of the portability. As of November, 2008, according to ANATEL’s schedule, the portability will be available to Amazônia’s clients with dialing code 98.

On August 13, 2007, ANATEL published in the Federal Official Gazette the New Regulation of the Personal Mobile Service (SMP). The new regulation sets forth new rules for customer service, plans migration, services suspension, validity of pre-paid credits, collection of messaging service, among others. The new regulation has become effective since February 13, 2008.

(c)	Transfer of Control

On April 3, 2008, the transfer of the TNCP’s control (and, indirectly, of Amazônia) to TMAR under the terms of the Stock Purchase Agreement entered into between Vivo Participações S.A. (“Vivo”) (which had acquired TNCP’s control through the Stock Purchase Agreement with Telpart Participações S.S. (“Telpart”) entered into on August 2, 2007) and TMAR was effected.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Corporate Law September 30, 2008

01760-4	TELE NORTE CELULAR PARTICIPAÇÕES S.A.	02.558.154/0001-29

04.01 - NOTES TO THE FINANCIAL STATEMENTS

In Extraordinary Shareholders’ Meeting held on April 3, 2008 at TNCP and Amazônia, the board of directors members indicated by TMAR were elected in both Companies and the resignations presented by the fiscal council members were accepted. At the same date, the first meetings of the new board of director were held, when the new executive boards of TNCP and Amazônia have been assigned. In meetings held on May 5, 2008, new fiscal council members of Amazônia and TNCP have been assigned.

The transaction will also be submitted to the Administrative Council of the Economic Law - CADE, under the provisions of the applicable legislation.

(d)	Tender Offers (TO’s)

On May 5, 2008, TMAR submitted to the Brazilian Exchange Commission (“CVM”), together with Credit Suisse (Brasil) S.A. Corretora de Títulos e Valores Mobiliários, in the quality of agents, requests for the registration of public tender offers for the acquisition of any and all common shares outstanding (“Mandatory TO’s”) of TNCP and Amazônia, in compliance with article 254-A of Law No. 6,404/76 and CVM Ruling No. 361/02.

On September 16, 2008, the Public Notice of the respective mandatory TO’s was published to TNCP’s common shareholders, at the price of R$79.51 per common share and Amazônia at the price of R$121.61 per common share. The prices to be offered for these shares in the Tender Offer are equal to 80% of the price paid by TMAR to Vivo under the stock purchase agreement for TNCP’s and Amazônia’s common shares, pursuant the provisions of article 254-A of Law No. 6,404/1976.

On October 14, 2008, TMAR, TNCP and Amazônia communicated, through Relevant Fact, that the mandatory TO’s were suspended and the auctions, scheduled to occur on October 16, 2008, will be postponed until CVM definitively manifests about the reformulation of its initial decision to grant the registration to the respective TO’s. In its decision, CVM’s technical area understood that the amount paid by TMAR to Vivo (and, consequently, the amount paid by the latter to Telpart) for the subscription rights to the TNCP shares, in the amount of R$22,611, would embed the amount paid by TNCP’s controlling power and should be extended to the minority shareholders with voting rights by means of the TO’s. According to the terms of such decision, TMAR should make the TO’s for the price of R$93.58 and R$143.13 per TNCP’s and Amazônia’s common share, respectively. TMAR will take the applicable measures to appeal to CVM collegiate against the decision rendered by CVM’s Superintendence of Securities’ Registration.

TMAR also submitted for registration in the CVM and Securities and Exchange Commission (“SEC”) the Public Notices of the Voluntary TO’s for up to the totality of TNCP and Amazônia preferred shares outstanding.

On July 18, 2008, TMAR issued the Public Notice of the voluntary TO of TNCP’s preferred shares, at the unit price of R$33.00 per preferred share, which auction was held on August 19, 2008. TMAR acquired in an auction at BOVESPA approximately 93.9% of TNCP’s preferred shares outstanding, representing the totality of the preferred shares offered, as well as, the totality of the American Depositary Shares - ADS’s offered for sale at the auction.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Corporate Law September 30, 2008

01760-4	TELE NORTE CELULAR PARTICIPAÇÕES S.A.	02.558.154/0001-29

04.01 - NOTES TO THE FINANCIAL STATEMENTS

The holders of the TNCP’s remaining preferred shares outstanding may exercise their prerogative to sell their preferred shares for the price practiced at the TO of R$33.00 per preferred share, including the preferred shares represented by ADS’s, restated by the daily variation of the Interbank Deposit Certificate (CDI), calculated on a pro-rated basis since the date of the financial settlement of the Auction (August 22, 2008) until the date of the effective payment of the value. The term for exercise the prerogative to sell the shares will end on November 19, 2008. On September 30, 2008, TMAR was holder of 3,979,123 TNCP’s preferred shares.

As a result of the significant increase of the number of preferred shares acquired by TMAR at the voluntary TO, TNCP informed in a Relevant Fact of October 02, 2008, that it performed at New York Stock Exchange the delisting of the American Depositary Receipts (“ADR’s”) of that company. Additionally, TNCP and Bank of New York Mellon (“BoNY”), issuer of the TNCP’s ADRs, signed an amendment extinguishing the Deposit Agreement related to the issuance of the ADR’s. Due to the extinguishment of the Deposit Agreement, BoNY will endeavor its best efforts to sell, up to November 18, 2008, all preferred shares currently object of the ADR’s that have not yet been withdrawn from TNCP’s ADR Program.

On September 22, 2008 TMAR published the Public Notice of tender offer for the acquisition up to the totality of Amazônia’s preferred shares outstanding (“Voluntary TO”) at the unit price of R$38.00 per preferred share, which auction of the voluntary TO at BOVESPA was held on October 22, 2008. TMAR acquired 64,860 preferred shares of class A, 113,571 preferred shares of class B, 14,800 preferred shares of class C, 174,875 preferred shares of class D and 552.908 preferred shares of class E, representing approximately 74.12% of the total of Amazônia’s preferred shares outstanding. TMAR started to hold, directly and indirectly, a total of 3,295,179 Amazônia’s preferred shares, representing approximately 91.11% of the total preferred shares.

2	Significant Accounting Practices (Holding and consolidated)

(a)	Presentation of the quarterly information and consolidation criteria

The quarterly information was prepared and is being presented in accordance with the accounting practices adopted in Brazil, which are based on the provisions of the Corporate Law, the rules set forth by CVM and rules applicable to the telecommunications operators.

The consolidated quarterly information includes the quarterly information of the holding, TNCP of its direct subsidiary Amazônia and the special purpose entities mentioned in Note 20, proportionally to their interest in this entity. The consolidation process of the equity accounts and results related to the sum of the Companies’ balances of assets, liabilities, revenues and expenses accounts, according to the nature of each balance, plus disposal of (i) interest in capital, reserves and accrued revenues kept among the Companies; (ii) current accounts balances and other balances comprising the assets and/or liabilities, kept among the Companies; and (iii) identification of the minority shareholders.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Corporate Law September 30, 2008

01760-4	TELE NORTE CELULAR PARTICIPAÇÕES S.A.	02.558.154/0001-29

04.01 - NOTES TO THE FINANCIAL STATEMENTS

In the preparation of quarterly information it is necessary to use estimates to account for certain assets, liabilities and other transactions. The TNCP’s quarterly information includes, therefore, estimates referring to the selection of useful lives of property, plant and equipment, accounts receivable of services rendered and not invoiced until balance sheet date, necessary provisions for contingent liabilities, determination of provisions for income tax, provisions for doubtful accounts and other similar items. The actual results may differ from the estimates.

The referred quarterly information is presented in thousands of reais, except as otherwise indicated.

(b)	Change to the Brazilian Corporate Law, effective as of January, 2008

On December 28, 2007 Law Nr. 11638 was enacted, which modifies the provisions of the Corporations Law - Law nr. 6404/76. The referred law sets forth several changes about the preparation of financial statements, aiming at alignment with the international accounting standards and assigns to the CVM the power to issue norms to the public traded corporations. The main changes introduced by the Law are applicable as of 2008 and refer to: (i) replacement of the statements of changes in financial position by the statements of cash flows; (ii) obligation of the preparation of statement of value added; (iii) possibility to include the tax recording into the accounting booking, with segregation between the accounting and tax statements; (iv) creation of the sub-group valuation adjustments to shareholders’ equity, in the Shareholders’ Equity section; (v) establishment of the evaluation and classification criteria for the financial instruments; (vi) obligation of perform impairment evaluation of the non current assets; (vii) changes in the application of the equity method of accounting; (viii) donations and investment subventions recognition criteria; (ix) obligation of recording the new assets at fair market value, in case of mergers, acquisitions or spin-offs. and (x) introduction of the present value adjustment for the long term assets and liabilities transactions and for the significant short term operations.

TNCP already adopts the disclosure of the statements of cash flows, on its end of year financial statements and the segregation of intangibles in the fixed assets section.

On May 02, 2008, CVM issued the Instruction nr. 469 which provides for the application of Law nr. 11638. This instruction, among other aspects, confirms the position of the referred entity that it is optional the full application of Law 11638 to the quarterly financial information, however, the companies that elect for its not application should disclose in explanatory note, the changes that might impact the year-end financial statements. Additionally, the Instruction CVM nr. 469 required immediate application of some provisions, among which: (i) the mandatory disclosure of information about stock-based compensation; (ii) the mandatory adjustments to present value for long term assets and liabilities transactions and for relevant short term transactions, and (iii) the change to the affiliate evaluating parameters to the equity method of accounting.

TNCP assessed the impacts of the provisions of immediate and mandatory application of the Instruction CVM nr. 469 and, except for the disclosure of information about the stock-based compensation that is under Note 18 to these quarterly financial information, the application of the referred Instruction has not generated material impacts to the income statement of the period, to shareholders’ equity or to the TNCP disclosures.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Corporate Law September 30, 2008

01760-4	TELE NORTE CELULAR PARTICIPAÇÕES S.A.	02.558.154/0001-29

04.01 - NOTES TO THE FINANCIAL STATEMENTS

Still in compliance to Instruction CVM nr. 469, the TNCP assessed the impacts of the changes provided by Law 11,638, the Company, at this moment, believes that the following items may be of certain relevance to its financial statements: (i) the preparation of statement of value added in its annual financial statements; (ii) the accounting treatment to be given to the deferred assets presented in non current assets of this quarterly information and (iii) the recognition of fair value of certain financial instruments, disclosed in comparison to the accounting values in Note 19 to this quarterly information.

With regards to the other changes not yet introduced, TNCP’s management understands it depends on the regulations to be issued by the competent entities to estimate the effects resulting of the referred Law and, in its assessment, based on the currently existing local and international pronouncements, the effects would not be relevant to its financial statements.

(c)	Cash and cash equivalents and Short Term Investments

Mainly comprised by highly liquid temporary investments which original maturity dates is no later than 90 days . The other investments are stated at cost, plus income earned up to the balance sheet date.

Short-term investments are represented by investments in an exclusive investment fund, with original maturity in excess to 90 days. The investments are shown at the value of the unit of the fund on the date of the balance sheet, and the portfolio of the exclusive fund is recorded at its realization value.

(d)	Accounts receivable

Mainly represented by services and products billed to customers, by services rendered up to the balance sheet date but not yet billed, and by amounts arising from the use of Amazônia’s operations network by subscribers from other telecommunications carriers.

(e)	Allowance for doubtful accounts

Management, based on its most recent experience, periodically evaluates the estimated loss percentages in order to record Amazônia’s allowance for doubtful accounts when the recovery of a receivable is considered unlikely.

(f)	Inventories

Mainly comprised by mobile telephone handsets stated at average acquisition cost, net of a provision to adjust to market value for handsets and accessories out of line or whose acquisition costs are higher than the realization value.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Corporate Law September 30, 2008

01760-4	TELE NORTE CELULAR PARTICIPAÇÕES S.A.	02.558.154/0001-29

04.01 - NOTES TO THE FINANCIAL STATEMENTS

(g)	Investment in subsidiary

Evaluated at the equity method of accounting, calculated on the result of the year and other equity variations of Amazônia.

(h)	Property, plant and equipment and Intangible

Property, plant and equipment and Intangibles are stated at acquisition and/or construction cost, less accumulated depreciation / amortization. Depreciation and Amortization is calculated on the straight-line method when assets enter into operation, at the rates mentioned in Note 11.

Amazônia reviews the recovery value of property, plant and equipment and intangibles by means of its future operations, when there are facts that may affect them. The purpose of this procedure is to verify if the recovery value is lower than the net book value.

When this occurs, Amazônia reduces the net book value to the recovery value. No provision was deemed necessary on September 30, 2008 and June 30, 2008.

Interests and financial charges on loans and financing obtained for investment in Amazônia´s construction in progress (Assets and Facilities in Progress) are capitalized until such assets start to operate. Costs incurred with maintenance and repair are capitalized when they represent an increase in installed capacity or of the useful life of the asset. In the nine-month period ended on 2008 and 2007, no interests and financial charges were capitalized.

(i)	Other assets

Other current assets and non current assets are stated at cost or realizable values, including, when applicable, earnings, foreign exchange rate variations and monetary variations accrued.

(j)	Foreign currency transactions

These are recorded at the rate prevailing on the date of transactions and restated based on the foreign exchange rate effective at the balance sheet date. Foreign exchange gains/losses immediately recognized in the current year’s results.

(k)	Income tax and social contribution

Income tax and social contribution on net income are calculated pursuant to prevailing laws. Deferred tax credits and liabilities are calculated based on the estimated amount of realization of the tax benefit of goodwill acquired from the Holding, through a process of restructuring, the tax losses, and the negative basis of social contribution and temporary differences arising mainly from allowance for doubtful accounts, provisions for contingencies and provision for accounts payable - hedge operations, provision for accounts payable and provision for profit sharing, as shown in Note 4.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Corporate Law September 30, 2008

01760-4	TELE NORTE CELULAR PARTICIPAÇÕES S.A.	02.558.154/0001-29

04.01 - NOTES TO THE FINANCIAL STATEMENTS

As required by CVM Instruction 371/2002, the TNCP and Amazônia carry out technical feasibility study regarding the future realization of the deferred tax assets, considering the possible capacity of taxable income generation. These studies are performed yearly and, when necessary, TNCP and Amazônia record a loss provision for the installment of deferred social contribution and income tax realizable after the ten-year term allowed by the aforementioned Instruction. These studies are approved by the management bodies of the Companies.

(l)	Provision for contingencies

Provisions for contingencies are recorded, based on the opinion of the legal advisors to cover probable losses and legal obligations of the TNCP and Amazônia resulting from tax, civil and labor claims, as required by CVM Instruction nº. 489/2005.

(m)	Other liabilities

Other current and non current liabilities are stated at known or estimated amounts, plus, when applicable, corresponding charges, foreign exchange rate variations and monetary variations incurred.

(n)	Determination of income and revenue recognition

Income is determined on the accrual basis. Revenues from telecommunications services are recorded at the rate prevailing on the date the services are rendered. Revenues from mobile telephony services comprise fees of subscription, usage, network usage, maintenance and other services rendered to subscribers. All services are billed monthly. Services rendered between the invoicing date and the end of each month are calculated and recorded as revenue in the month services are rendered. Revenues from credit recharge of prepaid cell phones are deferred and recorded in income as services are effectively provided or when the credits expire. The free minutes resulting from the reload promotions are deferred at the moment of their concession and recognized to income statements simultaneously as gross service revenues and deductions of service revenues when they are effectively used by the client. Revenues from sales of handsets and accessories are recorded when products are delivered and accepted by consumer or dealer.

(o)	Pension plan

Amazônia participates in pension plans offering its employees pensions and other post-employment benefits. Actuarial liabilities were calculated and recorded based on the projected unit credit method, pursuant to CVM Resolution nº. 371/2000.

(p)	Employees’ profit sharing

TNCP and Amazônia record profit sharing based on the achievement of goals established for the year, subject to approval at the Shareholders’ Meeting.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Corporate Law September 30, 2008

01760-4	TELE NORTE CELULAR PARTICIPAÇÕES S.A.	02.558.154/0001-29

04.01 - NOTES TO THE FINANCIAL STATEMENTS

3	Transactions with related parties

	Holding		Consolidated
	09.30.08	06.30.08	09.30.08	06.30.08
Assets
Current Assets - Accounts receivable
Telemig Celular S.A.	—	—	—	—
Telemar Norte Leste S.A.	—	—	7,527	7,735
TNL PCS S.A.	—	—	4,413	3,407
Brasil Telecom S.A.	—	—	—	—

	—	—	11,490	11,142

Non-Current Assets - Long-term Receivables
Amazônia Celular S.A.	12,199	197	—	—

Liabilities
Current Liabilities - Accounts Payable
Telemig Celular S.A.	—	—	—	—
Telemar Norte Leste S.A.	—	—	2,619	2,489
TNL PCS S.A.	—	—	7,104	73
Brasil Telecom S.A.	—	—	—	—

	—	—	9,723	2,562

Non-Current Liabilities - Long-term Liabilities
Amazônia Celular S.A.	—	—	—	—
Telemar Norte Leste S.A.	12,039	—	12,039	—
Telemig Celular Participações S.A.	—	—	—	—

	12,039	—	12,039	—

	09.30.08	09.30.07	09.30.08	09.30.07
Accumulated Results
Service revenue
Telemig Celular S.A.	—	—	—	497
Telemar Norte Leste S.A.	—	—	29,953	—
TNL PCS S.A.	—	—	42,503	—
Brasil Telecom S.A.	—	—	—	7,565

	—	—	72,456	8,062

Interconnection Expenses:
Telemar Norte Leste S.A.	—	—	3,408	—
Tele Norte Leste Participações S.A.	—	—	27,096	—

	—	—	30,504	—

Revenue (expenses) from sharing of resources
Amazônia Celular S.A.	1,335	1,550	—	—
Telemig Celular S.A.	—	(270)	—	(14,535)
Telemig Celular Participações S.A.	—	—	—	(1,297)

	1,335	1,280	—	(15,832)

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Corporate Law September 30, 2008

01760-4	TELE NORTE CELULAR PARTICIPAÇÕES S.A.	02.558.154/0001-29

04.01 - NOTES TO THE FINANCIAL STATEMENTS

TNCP carries out transactions with Amazônia and other related parties concerning certain services. Related-party transactions are carried out under conditions agreed among parties, which, in Management’s understanding, are in market conditions.

Up to March 31, 2008, Telemig Celular Participações S.A. (“Telemig Part.”), Telemig Celular S.A. (“Telemig”) and Brasil Telecom S.A. were related parties, therefore the amounts informed for the nine-month period ended on September 30, 2007 have been maintained in the note and commented below only for comparison purposes.

(a)	Credit Line

The R$12 million credit line granted by Telemar Norte Leste S.A. and passed by TNCP to Amazônia on September 19, 2008 has the purpose to provide working capital to the operating activities. The maturity date is September 19, 2009, and it can be renegotiated at TNCP’s discretion, which, at the present date, has no intention to settle it within next 12 months. The credit line remuneration rate corresponds to the variation of the Interbank Deposit Certificate (CDI), added by interests of 4% per year. The amount payable to Telemar Norte Leste S.A. and receivable from Amazônia referring to this credit line are recorded in the items “Debt with related parties” in the Non-current liabilities section and “Credit with related parties” in the Non-current Assets, respectively.

(b)	Roaming agreements

Amazônia is a member of the Brazilian roaming committee of mobile operators, which includes the related Company on September 30, 2008, Oi (related company as of April 3, 2008, through the transfer of TNCP’s equity control to TMAR, as detailed in note 1). The purpose of this committee is to oversee technical and system aspects to ensure the high quality of the roaming service. As required by Brazilian regulations, Amazônia, Oi and other mobile operators facilitate roaming to their respective subscribers.

(c)	Cost sharing

On March 20, 2003, TNCP and Amazônia entered into a new agreement for sharing human and administrative resources, and established a jointly-owned unit. This agreement was approved at the General Shareholders’ Meetings of the respective companies, both held on March 19, 2003. The amounts outstanding on September 30, 2008 referring to cost sharing are recorded in “Credit with related parties” in the Non-current assets section, together with the credit line mentioned in note 3(a).

(d)	TNL PCS S.A. and Telemar Norte Leste S.A.

Accounts payable to Oi and Telemar refer to pass-through of domestic and international long-distance calls made by subscribers of Amazônia using OI/TMAR’s CSP. In the current liabilities section are also recorded R$7,051 referring to the acquisition of OI’s handsets to serve the plan of technological migration from TDMA to GSM. Accounts receivable, classified in current assets and service revenues refer mainly to the revenue from interconnection for the use of Amazônia’s network in these long-distance calls and sharing of Amazônia’s infrastructure.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Corporate Law September 30, 2008

01760-4	TELE NORTE CELULAR PARTICIPAÇÕES S.A.	02.558.154/0001-29

04.01 - NOTES TO THE FINANCIAL STATEMENTS

(e)	Brasil Telecom S.A.

Amazônia and Brasil Telecom S.A. (“BrT”) were considered related parties due to, until March 31, 2008, common shareholders in their control chain.

Service revenues on September 30, 2007 refer mainly to the interconnection revenues for the use of Amazônia’s network by BrT’s subscribers in long-distance calls.

(f)	Telemig Celular S.A. and Telemig Celular Participações S.A.

On March 20, 2003 TNCP, Amazônia and the related companies on March 30, 2008, Telemig Part. and Telemig, entered into a new agreement for sharing human and administrative resources, and established a jointly-owned unit. This agreement was approved at the General Shareholders’ Meetings of the respective companies, both held on March 19, 2003.

On September 30 and on June 30, 2008 these amounts are classified in the “Cost sharing” section in current liabilities and are remunerated by the variation of the Interbank Deposit Certificate (CDI).

On April 7, 2008 TMAR, Vivo and Telemig entered into a Memorandum of Understanding through which the parties determined a procedure to segregate the activities of Amazônia from the activities of Telemig Part. The agreement requires Telemig Part. and Amazônia to: (i) enter into a services agreement, pursuant to which Telemig Part. will provide certain services to Amazônia, including accounting, information technology, network maintenance, systems control, engineering, development of marketing programs, products and services, among others; (ii) define together certain key performance indicators and service level agreements; (iii) determine a timeframe for segregation of these processes; (iv) determine which assets will be segregate; (v) keep confidential any information obtained from the other party during this transition period; and (vi) independently to contract auditors to assist in the segregation process and for transparency purposes. This memorandum is valid for a nine-month term, renewable for additional tree-month term.

4	Income tax and social contribution

(a)	Income Tax and Social Contribution Recoverable

	Holding		Consolidated
	09.30.08	06.30.08	09.30.08	06.30.08
Advances and Other Income Tax Recoverable Amounts	1,200	1,176	7,404	1,176
Advances and Other Social Contribution Recoverable Amounts	—	—	—	1,537

	1,200	1,176	7,404	2,713
Less: Portion classified as long term	(1,200)	(1,176)	(1,200)	(1,176)

Portion classified as current	—	—	6,204	1,537

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Corporate Law September 30, 2008

01760-4	TELE NORTE CELULAR PARTICIPAÇÕES S.A.	02.558.154/0001-29

04.01 - NOTES TO THE FINANCIAL STATEMENTS

(b)	Deferred income tax and social contribution - assets

Deferred income tax and social contribution assets have the following nature:

	Holding		Consolidated
	09.30.08	06.30.08	09.30.08	06.30.08
Deferred income tax and Social Contribution - Assets
Deferred Income Tax
Tax loss	34,474	33,570	45,880	46,714
Allowance for doubtful accounts	—	—	11,859	11,633
Provision for contingencies	—	—	41,150	38,434
Goodwill (CVM Instruction 349)	4,314	5,239	4,314	5,239
Provision for accounts payable - hedge operations	—	—	11,923	16,363
Provision for accounts payable	95	84	4,301	4,592
Provision for profit sharing	—	—	598	459
Other expenses	—	—	1,903	2,664

	38,883	38,893	121,928	126,098

Deferred social contribution
Negative calculation basis	12,411	12,085	22,678	22,673
Allowance for doubtful accounts	—	—	4,269	4,188
Provision for contingencies	—	—	2,671	2,712
Goodwill (CVM Instruction 349)	1,553	1,886	1,553	1,886
Provision for accounts payable - hedge operations	—	—	4,292	5,891
Provision for accounts payable	34	30	1,549	1,653
Provision for profit sharing	—	—	215	165
Other expenses	24	24	1,147	1,017

	14,022	14,025	38,374	40,184

Deferred Income Tax and Social Contribution - Liabilities
Income Tax
Foreign exchange variation - cash basis	—	—	(2,214)	(10,460)
Social Contribution
Foreign exchange variation - cash basis	—	—	(797)	(3,766)

Total Deferred Income Tax and Social Contribution	52,905	52,918	157,291	152,055

Portion of credits not recorded	(3,629)	(3,642)	(11,034)	(5,798)

Provision for loss	(49,276)	(49,276)	(64,126)	(64,126)

	—	—	82,131	82,131

Amazônia has 75% tax benefit reduction in the income tax generated in the ADA’s inventive areas - Amazon Development Areas - in the Units of Pará, Amazonas and Roraima, for a period of 10 years counted from 2004 and the units of Amapa and Maranhao, as of 2008.

In the fiscal year of 2007, Amazônia changed the tax regime on foreign exchange gains, from the accrual basis regime to cash regime. The deferred income tax and social contribution liabilities refer to the gains from foreign exchange variation calculated by the accrual regime not yet taxed.

Pursuant to CVM Instruction nº. 371/2002, at the end of 2007, the management of TNCP and Amazônia prepared technical feasibility studies on the future realization of the deferred tax assets, considering the probable capacity of future taxable income generation by TNCP and Amazônia, in the scope of the main variables of its businesses that may, therefore, undergo changes. These studies were approved by the Board of Directors of TNCP and Amazônia on February 25, 2008 and examined by the Fiscal Council on February 26, 2008.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Corporate Law September 30, 2008

01760-4	TELE NORTE CELULAR PARTICIPAÇÕES S.A.	02.558.154/0001-29

04.01 - NOTES TO THE FINANCIAL STATEMENTS

Through the referred technical study, on December 31, 2007, it was identified that a portion of the deferred income tax and social contribution balance of TNCP, in the amount of R$49,276, and Amazônia, in the amount of R$14,850 will be realized beyond the ten-year horizon allowed by CVM Instruction 371/2002. Therefore, a provision for loss in the realization of these assets, in these amounts, was booked.

As a consequence of the change in shareholding control mentioned in Note 1 (c), TNCP’s holding intends to implement a corporate restructuring aiming at simplifying TNCP’s and Amazônia’s corporate structure, reducing operating costs, according to the strategy disclosed in the Tender Offer of July 18, 2008, mentioned in Note 1 (d). Management is analyzing some alternative methods to implement the corporate restructuring in such a way it is performed to the best interest of TNCP and Amazônia shareholders. The definition about the corporate restructuring depends on external factors for its full implementation, mainly, the conclusion of the tender offers to purchase shares (TO’s) mentioned in Note 1 (d). Therefore, during upcoming months, after the conclusion of the TO’s and the definition about the corporate restructuring, the studies will be updated according to the results achieved in the next months. In function of the described above, Management believes in using the tax credits recorded, including those resulting from tax loss carry-forwards and negative basis in the amount of R$21,674.

In the period ended on September 30, 2008 and during the year of 2007, in function of the inexistence of profitability history (generation of taxable income) by TNCP, a credit of deferred income tax and social contribution was recorded only on the tax loss and negative basis generated by the goodwill amortization. The credit recorded equals to the amount of tax credit on the goodwill realized in the quarter, in such a way that the total balance of deferred income tax and social contribution assets has not been changed.

The tax credits on tax loss and negative basis generated by other operations and on temporary additions have not been recorded. On September 30, 2008, the unrecorded tax credits totaled R$11,034 (June 30, 2008 - R$5,798).

Despite the technical study prepared by Amazônia indicates that the taxable income in the 10 year period will be enough for the realization of the tax credit in the amount of R$89,354, Management decided, in observance to the CVM Instruction 371/2002, not review the additional reversal of the provision in the amount of R$7,223, in function of the inexistence of profitability history (generation of taxable income) in the past years by Amazônia.

The credits related to provisions temporarily non deductible, mainly tax contingencies and allowance for doubtful accounts, will be achieved to the extent the corresponding issues are concluded.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Corporate Law September 30, 2008

01760-4	TELE NORTE CELULAR PARTICIPAÇÕES S.A.	02.558.154/0001-29

04.01 - NOTES TO THE FINANCIAL STATEMENTS

According to the projections made by Amazônia’s management, long term deferred income tax and social contribution will be realized in the following years:

Year of Use	Consolidated
2010	2,500
2011	5,548
2012	7,616
2013 2014	9,871 12,967
2015 to 2017	43,629

Total (As of 09/30/2008)	82,131

As the taxable base of the income tax and social contribution arises not only from the profit that may be generated but also from the existence of non-taxable revenues, non-deductible expenses, tax incentives and other variables, there is no immediate correlation between the TNCP’s net income and the tax income and social contribution results. Therefore, the expectation of use of the tax credits must not be taken as the only indication of the TNCP’s and Amazônia’s future results.

In the consolidated financial statements prepared in accordance with the generally accepted accounting principles of the United States of America (“US GAAP”) for the year ended on December 31, 2007, the TNCP’s Management at that time, having in view the losses accumulated in the last years and considering the expectation of negative results in near future, decided, pursuant SFAS 109 - Accounting for Income Taxes, to record a provision for losses for the totality of the deferred asset (including the Company’s balances), notwithstanding the fact that the components of the deferred tax asset do not expire and that the projections of future results are more favorable as from the full depreciation of the TDMA equipment network and of the actions implemented by the Management mentioned above.

(c)	Reconciliation of income tax and social contribution in the income statement

The amounts of income tax and social contribution in the quarter, shown in the results, are reconciled to their amounts at the nominal rate as below:

	Holding		Consolidated
	09.30.08	09.30.07	09.30.08	09.30.07
Income before income tax, social contribution and profit sharing	3,442	(18,418)	5,507	(24,677)
(-) Equity accounting	(3,330)	16,998	—	—
Permanent additions (exclusions), net	—	—	(678)	1,224

Calculation basis	112	(1,420)	4,829	(23,453)

Income tax and social contribution (34%)	(38)	482	(1,642)	7,974
Income tax and social contribution on tax loss and negative basis and temporary additions unrecorded	38	(482)	(7,367)	(7,974)
Income Tax and Social Contribution Benefits	—	—	8,057	—

	—	—	(952)	—

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Corporate Law September 30, 2008

01760-4	TELE NORTE CELULAR PARTICIPAÇÕES S.A.	02.558.154/0001-29

04.01 - NOTES TO THE FINANCIAL STATEMENTS

5	Cash and Cash Equivalents and Short Term Investments

	Holding		Consolidated
	09.30.08	06.30.08	09.30.08	06.30.08
Cash and Cash Equivalents
Cash and Banks	66	35	6,239	8,854
Financial Investments - (original maturity less than 90 days)	—	—	3,120	30,369

	66	35	9,359	39,223

Short Term Investment
Investment Fund	2,725	2,975	3,176	3,413
Other	496	480	496	480

	3,221	3,455	3,672	3,893

On September 30, 2008, the investment funds were mainly represented by investments in an “Investment Fund in Quotas of Investment Funds - FIC” (formed by Amazônia, TNCP and by the related parties on March 31, 2008, Telemig Celular S/A and Telemig Celula Participações S/A), which also invests in quotas of other exclusive Investment Funds, as mentioned in Note 20.

On September 30, 2008 and June 30, 2008, the portfolios of the Investment Funds were substantially comprised of highly liquid federal government securities and also by private securities of prime financial institutions, also of high liquidity, recorded at their realization amounts.

The Investment Funds carry out operations with financial instruments with the purpose of reducing the exposure to interest risk, which are also recorded at realization amounts.

The financial investments are comprised by fixed income securities of prime financial institutions (Banking Deposit Certificates - CDB).

The major variation in cash and cash equivalents in the third quarter of 2008 was a result of the settlement of the loan with ABN AMRO Real.

As of September 30, and June 30, 2008 there was no guarantees, mortgages, pledges or other sureties granted in favor of the exclusive funds.

6	Accounts Receivable, net

	Consolidated
	09.30.08	06.30.08
Telecommunications services	101,088	106,414
Handsets and accessories sales	9,189	9,556

	110,277	115,970
Allowance for doubtful accounts	(46,558)	(45,624)

	63,719	70,346

The activity of the allowance for doubtful accounts, in the quarter, may be summarized as below:

	Consolidated
	09.30.08	06.30.08
Beginning Balance	45,624	44,597
Provision complement in the quarter	2,974	5,058
Write-off of accounts due over 180 days and recoveries	(2,040)	(4,031)

Ending balance	46,558	45,624

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Corporate Law September 30, 2008

01760-4	TELE NORTE CELULAR PARTICIPAÇÕES S.A.	02.558.154/0001-29

04.01 - NOTES TO THE FINANCIAL STATEMENTS

On September 30, 2008 and June 30, 2008, accounts receivable from telecommunications services also included amounts receivable from customers relating to the pass-through of domestic and international long-distance calls made by Amazônia’s subscribers using the Carrier Selection Code (CSP) of the long-distance carriers, according to the SMP.

On September 30, 2008, Amazônia had overdue accounts receivable from telephone operators in the amount of approximately R$19,940 (June 30, 2008 - R$19,898), resulting from the use of its network. The overdue amounts are in process of collection and negotiation with the operators, which also involve amounts payable offset by Amazônia in the amount of R$9,417 (June 30, 2008 - R$9,383), due to the lack of collection in portion of the referred overdue amounts. Amazônia’s management considers that the recovery of these overdue amounts is probable.

7	Inventories

	Consolidated
	09.30.08	06.30.08
Handsets and accessories	27,256	23,903
Provision for adjustment to market value	(11,544)	(10,655)

	15,712	13,248

8	PIS and COFINS Recoverable - Law 9,718/98 (long-term and short-term)

In the year of 2006, TNCP and Amazônia were successful in the legal action that questioned the constitutionality of the increase in the calculation basis of PIS and COFINS introduced by Paragraph 1, Article 3 of Law 9,718 of November 27, 1998. Accordingly, considering that the decision is final and non appealable, the TNCP and Amazônia recognized, in the last quarter of 2005, the credit of these taxes, in the amounts of R$1,343 and R$9,066, respectively.

The updated value of these credits on September 30, 2008 is R$1,565 in TNCP (June 30, 2008 - R$1,551) and R$17,337 in Amazônia (June 30, 2008 - R$17,162), totaling R$18,902 on a consolidated basis. The credits are recorded in the item “PIS and COFINS Recoverable - Law 9,718/98” in current assets of Amazônia and long term assets of TNCP. TNCP and Amazônia will perform the offset of the credits after their confirmation by the Federal Revenue Secretary.

9	ICMS recoverable - property, plant and equipment (long-term) - Consolidated

This refers to recoverable ICMS installments, to be offset as from April 2009 at the ratio of 1/48, relating to the credits arising from the acquisition of equipment for property, plant and equipment, in accordance with Complementary Law 102 of July 11, 2000. The balance on September 30, 2008 amounted to R$3,667 (June 30, 2008 - R$3,108).

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Corporate Law September 30, 2008

01760-4	TELE NORTE CELULAR PARTICIPAÇÕES S.A.	02.558.154/0001-29

04.01 - NOTES TO THE FINANCIAL STATEMENTS

10	Investment in Subsidiary

(a)	The details of the equity interest in Amazônia Celular S.A. are as follows:

	Holding
	09.30.08	06.30.08
Capital stock	231,432	231,432
Shareholders’ equity	(131,302)	132,243
Interest in capital stock	74.96%	74.96%
Interest in voting capital	89.78%	89.78%
Amount of shares held (in millions)
Preferred	2,374	2,374
Common	2,039	2,039

	09.30.08	06.30.08
Result for the period - accumulated of Amazônia	4,443	5,384
Equity Interest	74.96%	74.96%
Equity Result
Accumulated equity accounting from the result of Amazônia	3,330	4,036
Items that are not charged to Amazônia’s result	—	—

Total	3,330	4,036

(b)	Investment activity

	09.30.08	06.30.08
Balance at the beginning of the period	99,126	99,046
Equity accounting of the period	(705)	80

Balance at the end of the period	98,421	99,126

(c)	Other information

The quarterly information of Amazônia was reviewed by the same independent auditors of the Holding.

11	Property, Plant and Equipment and Intangible (Consolidated)

	Consolidated
				09.30.08	06.30.08
Property, Plant and Equipment	Annual depreciation/ amortization rate - %	Cost	Accumulated depreciation/ amortization	Net amount	Net amount
Equipment and transmission means	12.5 to 20.0	450,814	393,699	57,115	62,340
Switching and control centers	12.5 to 20.0	255,756	189,811	65,945	73,384
Power supply equipment	20.0	30,168	26,825	3,344	3,703
Buildings	5.0	8,922	6,384	2,537	2,577
Towers and other support and protection devices	10.0	39,571	26,518	13,053	13,717
Information technology equipment	20.0	20,648	17,892	2,756	2,941
Terminal equipment	20.0	10,070	6,045	4,025	3,630
Other assets	10.0 to 20.0	40,068	30,218	9,850	10,520

Total assets and facilities in service		856,017	697,392	158,625	172,812
Assets and facilities in progress (*)		27,502	—	27,502	26,473

Total Property, Plant and Equipment		883,519	697,392	186,127	199,285

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Corporate Law September 30, 2008

01760-4	TELE NORTE CELULAR PARTICIPAÇÕES S.A.	02.558.154/0001-29

04.01 - NOTES TO THE FINANCIAL STATEMENTS

Property, Plant and Equipment	Annual depreciation/ amortization rate - %	Cost	Accumulated depreciation/ amortization	Net amount	Net amount
Intangible
Software	20.0	134,719	106,956	27,763	26,000
Authorizations - Personal Mobile Service (**)	21.1 to 22.8	—	—	—	2,727
Other	10.0 to 20.0	12,616	12,851	35	42

Total Intangibles in Service		147,335	119,537	27,798	28,769
Intangibles in progress (***)		1,460	—	1,460	4,281

Total Intangibles		148,795	119,537	29,258	33,050

(*)	Refers mainly to equipment and means of transmission which installation by the vendor and/or acceptance by the Amazônia have not been completed yet. The amounts include the civil works, towers, supports, protectors and equipment of electric energy necessary for the installation and operation of the equipment.

(**)	The variation in the quarter refers to the return of the authorizations to ANATEL according to Note 1 (a), which write-off was recorded as “Non-operating result”.

(***)	Refers mainly to management application, billing and customer service software in development or implantation stage.

At the occasion of the technological migration process, Amazônia’s management performed the evaluation of the recoverable amounts of TDMA network equipments through its future operations, based on the present value of future cash flows and concluded that no obsolescence reserve would be necessary. Substantially, all the assets of TDMA network will be totally depreciated up to the end of 2008.

On September 30, 2008, Amazônia had equipment, properties and other assets pledged or indicated as attachments in court proceedings, in the amount of R$2,013 (June 30, 2008 - R$2,281).

12	Suppliers

	Consolidated
	09.30.08	06.30.08
Material and service suppliers	50,750	43,206
Interconnection and amounts to transfer - SMP	26,033	22,385

	76,783	65,591

(a)	Material and service suppliers

On September 30, 2008 and June 30, 2008, the balance includes mainly the liabilities with suppliers for the supply of handsets, equipment, services and execution of civil construction related to the expansion of the GSM/EDGE network.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Corporate Law September 30, 2008

01760-4	TELE NORTE CELULAR PARTICIPAÇÕES S.A.	02.558.154/0001-29

04.01 - NOTES TO THE FINANCIAL STATEMENTS

(b)	Interconnection and amounts to transfer - SMP

Includes accounts payable to other mobile, fixed and long-distance telephone carriers related to network usage charge, additional call pass-through, roaming and long-distance calls.

On September 30, 2008, Amazônia had outstanding payable amounts with other carriers totaling R$9,417 (June 30, 2008 - R$9,383), which are being negotiated (see Note 6).

13	Loans and Financing

On September 30, 2008 and June 30, 2008, the principal amount of loans and financing was as below:

	Consolidated
	09.30.08	06.30.08
ABN AMRO Real - Resolution 2770 - The outstanding balance is adjusted by the U.S. dollar exchange fluctuation, plus annual interest of 6.04%. Interest and principal were due on September, 2008.	—	68,263
Unsecured Senior Notes - The outstanding balance is adjusted by the U.S. dollar exchange fluctuation, plus annual interest of 8.750%. Interests are payable semi-annually. Principal is repayable in January 2009.	76,572	63,676

	76,572	131,939
Less: short term installments	(76,572)	(131,939)

Long-term Portion	—	—

Interest on loans and financing in the amounts of R$1,276 and R$3,776 on September 30, 2008 and June 30, 2008, respectively, are shown in the account “Provisions” under current liabilities.

On September 19, 2008 Amazonia settled the loan with ABN AMRO REAL and its respective swap contract.

The Unsecured Senior Notes (“Notes”) funding program and the Loan and Financing Agreements obtained from ABN AMRO Real have restrictive covenants regarding the use of funds for the purposes specified in the agreements, certain related-party transactions, merger and takeover transactions, and achievement of certain limits substantially based on balance sheet financial ratios, among others. The Notes have further restrictive clauses as to the compliance of certain limits, based substantially on balance sheet financial indicators and EBITDA (Earning before Interests, Taxes, Depreciation and Amortization). In case of non compliance of these clauses, the Notes and long term loans and financing obtained from financial institution as mentioned above, may have their maturities accelerated.

On September 30, 2008 all financial covenants of the ABN AMRO REAL loan and the Notes were complied with by Amazônia.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Corporate Law September 30, 2008

01760-4	TELE NORTE CELULAR PARTICIPAÇÕES S.A.	02.558.154/0001-29

04.01 - NOTES TO THE FINANCIAL STATEMENTS

14	Concession Contracts Payable

	Consolidated
	09.30.08		06.30.08
	Short Term	Long Term	Short Term	Long Term
Concession Contracts Payable
Concession of Use of Radio-frequency blocks 1,800 MHz (Region I, Sectors 13 to 17)	2,750	8,249	2,656	7,971
Concession of Use of Radio-frequencies sub-ranges of 900 MHz extension (Region I, Sectors 13 to 17)	864	2,594	835	3,340

	3,614	10,843	3,491	11,311

The amounts refer to the values payable to Anatel for the concessions of radio-frequencies and authorization of SMP provision, obtained through auctions.

The contracts are paid in annual installments started in 2007 and with final maturities in 2012. The outstanding balance is restated by the IGP-DI, added by 1% interest per month.

15	Provision for Contingencies

	Consolidated
	09.30.08	06.30.08
Tax contingencies	177,878	170,598
Civil and labor contingencies	5,098	4,995

	182,976	175,593

Court deposits	(153,782)	(145,967)

	29,194	29,626

(a)	Tax contingencies

i.	Tax on Sales and Services (ICMS) on monthly subscription, value added services and activation -

Amazônia’s management, supported by its legal advisors, understands that ICMS should be levied only on telecommunications services and, therefore, the assessment on monthly subscriptions and activation is illegal, since these are not deemed telecommunications services. On June 11, 2008, the First Section of the Superior Court of Justice approved the text of Resolution 350, confirming the understanding that ICMS is not incidental on the activation service of mobile telephone. Amazônia filed five judicial lawsuits, being one for each state where Amazônia operates, to discuss the legality of the ICMS assessment on services of monthly subscription, value added services and other five judicial lawsuits, also one for each state, to discuss the ICMS incidence on the amounts referred to activation.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Corporate Law September 30, 2008

01760-4	TELE NORTE CELULAR PARTICIPAÇÕES S.A.	02.558.154/0001-29

04.01 - NOTES TO THE FINANCIAL STATEMENTS

Regarding the actions challenging the ICMS levied on activation fees, the legal actions filed in the States of Amazonas, Roraima, Amapá and Maranhão were favorable to Amazônia, and are final and non appealable. With regards to the State of Pará, Amazônia is still expecting final decision of process.

With regards to the ICMS on subscription and value added services, in the State of Amapá, the processed has gone through final sentence in 2004. In the other states, the situation is as follows:

•	State of Pará

On February 21, 2005, the Court of Justice of the State of Pará rendered a decision in favor of Amazônia. On April 18, 2005, the Court of Justice of the State of Pará issued an order authorizing the release of the judicial deposits, given that the decision became final and non appealable in view of expiration of the statute of limitation. Deposits in the amount of R$6,944 were released and the corresponding provision was reversed. However, the Decision was reissued and the State Attorney General filed an appeal, which was ruled to be timely. The Office of the State Attorney General filed another appeal, however, the Court of Justice of Pará, by unanimous decision, judged the theme favorably to Amazônia.

In the year of 2006 and from January to November, 2007 in function of the appeal filed by the State Attorney’s Office, and while there was no final decision of the decision favorable to Amazônia, Management made the provision for this obligation.

On December 27, 2007, Amazônia and the State of Pará entered into an agreement to settle the legal suit. At that date, the Pará’s State Attorney General filet a petition of waiver of the judicial litigation and recognized Amazônia’s right in not paying ICMS on subscription fees and value added services. Therefore, in December, 2007 Amazônia made the reversal of the amounts provisioned for. The amount reversed in 2007, net of judicial deposits written-of in the amount of R$1,803, totaled R$30,557, being that R$5,253 were recorded as sales deductions, R$21,358 as administrative expenses and R$3,946 as financial expenses.

On March 31, 2008, Amazônia and the State of Pará executed a new term of agreement, where the Pará’s State Government recognized the right and authorized Amazônia to credit the amount of R$12,811, unduly paid in the period from 1998 to 2004 as ICMS on “Subscription Fees and Value-Added Services”. This credit was recorded in Amazônia’s balance sheet as ICMS Recoverable (current assets), in counterparty to other operating income in the statement of income.

•	State of Amazonas

The Court of Justice of the State rendered a decision against Amazônia on June 18, 2003, against which Amazônia filed Special and Extraordinary appeals with the Higher Courts (Superior Court of Justice and Federal Supreme Court). The provision recorded on September 30, 2008 amounted to R$16,368 (June 30, 2008 - R$15,276), with corresponding judicial deposits in the same amount (June 30, 2008 - R$15,276).

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Corporate Law September 30, 2008

01760-4	TELE NORTE CELULAR PARTICIPAÇÕES S.A.	02.558.154/0001-29

04.01 - NOTES TO THE FINANCIAL STATEMENTS

Despite the opinion of the legal counsel of Amazônia that the chances of loss in this proceeding are possible, the Management understands it is a legal obligation, under the terms of Resolution CVM Nº 489/2005.

•	State of Roraima

In Roraima, the Superior Court of Justice rendered a decision in favor of Amazônia on December 14, 2004. The Office of the Attorney General of the State of Roraima filed a Motion for Clarification, which was denied by the Superior Court of Justice on April 7, 2005. The State Attorney General filed a Divergence Motion, which was also denied by the Superior Court of Justice on September 29, 2005. The State Office of the Attorney General filed a Regulatory Appeal, equally denied by the Superior Court of Justice on March 22, 2006. For this reason, they filed an Extraordinary Appeal with the Federal Supreme Court, or STF, which was once again denied. Finally, on December 14, 2006 the State Office of the Attorney General filed an Interlocutory Appeal with the Federal Supreme Court, which is pending judgment. The Federal Supreme Court, on September, 21 2007 denied the continuity of the interlocutory appeal. On October 19, 2007 the State of Roraima filed a Regimental Appeal at the Federal Supreme Court against this decision.

On September 30, 2008, the provision for this obligation totaled R$14,332 (June 30, 2008 - R$13,918) with the judicial deposits corresponding to the same amount (June 30, 2008 - R$13,918).

Despite the opinion of the legal counsel of Amazônia that the chances of loss in this proceeding are possible, the Management keeps a provision for the amounts being discussed because it understands this is a legal obligation, under the terms of Resolution CVM Nº 489/2005.

•	State of Maranhão

On August 6, 2002, the Court of Justice of Maranhão rendered a decision in favor of Amazônia. Accordingly, the judicial deposits were released in January 2003 and the provision was reversed in 2002. Despite the issuance, by the Court of Justice of the State of Maranhão, of the res judicata certificate, the Office of the Attorney General of the State Treasury filed an appeal with the Federal Supreme Court and with the Superior Court of Justice, which remanded the case to the Court of Justice of Maranhão for a new judgment. Amazônia filed a motion for clarification, which was denied by the Superior Court of Justice. On May 03, 2007, the process returned to new trial by the Maranhão’s Court of Justice.

On September 30, 2008 the provision for this obligation totaled R$22,599 (June 30, 2008 - R$23,135), without the corresponding judicial deposits.

Despite the opinion of the legal counsel of Amazônia that the chances of loss in this proceeding are possible, the Management keeps a provision for the amounts being discussed because it understands this is a legal obligation, under the terms of Resolution CVM Nº 489/2005.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Corporate Law September 30, 2008

01760-4	TELE NORTE CELULAR PARTICIPAÇÕES S.A.	02.558.154/0001-29

04.01 - NOTES TO THE FINANCIAL STATEMENTS

ii.	Telecommunications Inspection Fee - FISTEL

Amazônia filed a writ of mandamus questioning the responsibility for the payment of inspection fees on mobile stations, which are not owned by Amazônia, and started to accrual and deposit in court the amounts related to the Operating Inspection Fee (TFF) and the Installation Inspection Fee (TFI).

The interlocutory injunction in question had unfavorable decision in first level, and Amazonia filed the relevant appeal against this decision.

In the understanding of Management of Amazônia and its legal advisors, the chances of loss in these processes are possible. However, for being a legal obligation under the terms of the Resolution CVM Nº 489/2005, Amazônia recorded a provision for this obligation. The provision recorded on September 30, 2008 was R$122,934 (June 30, 2008 - R$116,633), with corresponding court deposits in the same amount.

iii.	Fund for Universalization of Telecommunication Services - FUST

Based on Article 6 of Law 9998/2000, which instituted the FUST, Amazônia does not include in the calculation base for the contribution the revenues obtained by providers of telecommunication services on account of remuneration for interconnection and for the use of its network resources.

On December 15, 2005 the ANATEL’s Management Board approved Compendium 7, which determines the inclusion of the mentioned revenues in the calculation base for FUST, with application retroactive to January 2001.

In the understanding of Management and of its legal counsel, the ANATEL Compendium 7 violates the principles of Law 9998/2000, as well as certain constitutional provisions. On January 2006 the mobile carriers filed a Writ of Mandamus with the purpose of protecting their legitimate rights of continuing to pay FUST without any broadening of the calculation base not provided by law.

On November 16, 2006 Amazônia received 48 Assessment Notices related to FUST on the revenues from interconnection in 2001. On November 17, 2006, it received another 36 Assessment Notices that were duplicates of those received on November 16. The Notices total R$7,633. The pertinent Administrative Appeals were filed on December 14, 2006. On September 03, 2007 Amazônia received 12 additional Assessment Notices in the amount of R$1,069 related to FUST on the revenues from interconnection of 2002, being that the appeals to the assessments have been filed by the law firm retained.

Corroborating the above understanding, on March 5, 2007, The Honorable Federal Judge of the 3 rd Lower Court of the Federal District judged the action in favor of Amazônia, permitting calculation and payment of the FUST contribution on the total amount of the gross operating revenue deriving from rendering of telecommunication services, without inclusion of the amounts for transfer of interconnection charges. ANATEL filed interlocutory appeal in Court which is still pending judgment.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Corporate Law September 30, 2008

01760-4	TELE NORTE CELULAR PARTICIPAÇÕES S.A.	02.558.154/0001-29

04.01 - NOTES TO THE FINANCIAL STATEMENTS

On December 21, 2007, Amazônia received 36 more Assessment Notices in the amount of R$2,624 referring to FUST on interconnection revenues of the year 2002, being that appeals have already bee filed by the law firm retained.

Therefore, the FUST obligation on interconnection revenues has been suspended.

Additionally, In the understanding of Management and of its legal counsel, the chances of success in these proceedings are possible, both in the administrative and in the legal levels.

Therefore, no provision for this contingency has been recorded. On September 30, 2008 the total amount involved was R$12,225 (June 30, 2008 - R$12,040).

iv.	Fund for Telecommunications Technological Development - FUNTTEL

Based on the provisions of Law 10,052/2000 and Decree . 3,737/2001, which instituted FUNTELL, Amazônia does not include in the calculation of its contribution, the revenues obtained by providers of telecommunication services on account of remuneration for interconnection and for the use of its network resources.

The Ministry of Communications took advantage of the interpretation given by ANATEL in publishing the Compendium 07/2005 to also assess and collect the FUNTELL on revenues from interconnection, however, without any regulation that authorizes this collection.

This way, on December 11, 2006 Amazônia received 04 Assessment Notices from the Ministry of Communications related to the FUNTTEL on interconnection revenues in 2001, amounting to R$ 2,100. The legal advisors has filed administrative appeal which is still pending judgment.

In the understanding of Management and its legal advisors, the interpretation of the Ministry of Communications is against the provisions of Law . 10,052/2000 and Decree 3,737/2001, in addition to several constitutional provisions.

Therefore, on October 11, 2007 Amazônia filed, together with the other cellular carriers, an Interlocutory Injunction to question the collection of FUNTTEL on interconnection revenues.

On November 12, 2007 the preliminary decision favorable was given by the Judge of the 4th Federal Court allowing Amazônia to calculate and pay the contribution to the FUNTTEL on the total amount of its gross operating revenue from telecommunications services, without the inclusion of the amounts of the interconnection transfers.

Therefore, in function of the preliminary decision, the requirement to collect FUNTTEL on interconnection revenues has been suspended.

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01760-4	TELE NORTE CELULAR PARTICIPAÇÕES S.A.	02.558.154/0001-29

04.01 - NOTES TO THE FINANCIAL STATEMENTS

On November 29, 2007, Amazônia received 01 Assessment Notice from the Ministry of Communications referring to the FUNTELL (year 2002) on interconnection revenues, the amount of R$750. The legal advisors has presented the administrative appeal which is still pending judgment.

Additionally, In the understanding of Management and of its legal advisors, the chances of success in these proceedings, both in the administrative and judicial levels, are possible.

Thus, no provision was recorded for this contingency. On September 30, 2008, the total amount involved was R$7,043 (June 30, 2008 - R$6,961).

v.	Other tax contingencies

Amazônia is subject to other tax proceedings for which a provision of R$1,636 on September 30, 2008 (June 30, 2008 - R$1,636). The corresponding judicial deposits amounted to R$140 on September 30, 2008 (R$140 on June 30, 2008). Management, based on the opinion of its legal advisors, understands that the provision recorded is sufficient to cover losses that might result from these proceedings.

(b)	Civil and labor contingencies

Amazônia is party to certain labor and civil proceedings. Civil contingencies refer mainly, in their majority, to proceedings underway in Civil Special Courts and Civil Courts, of consumer nature, filed by customers (legal entities and individuals). Labor contingencies to proceedings filed by former Amazônia’s call center employees, which has been extinguished. Management, based on the opinion of its legal advisors understands that the provision recorded of R$5,098 (June 30, 2008 - R$4,995) is sufficient to cover losses that might result from these proceedings.

(c)	Possible and remote tax contingencies not provisioned

Amazônia has tax claims involving risks of loss classified by management and its legal advisors as possible or remote amounting to R$47,603 and R$2,022 (June 30, 2008 - R$32,477 and R$1,080), respectively, for which no provision for contingencies has been recorded.

16	Shareholders’ Equity

(a)	Paid-in capital stock

On September 30, 2008 and June 30, 2008, paid-in capital stock was R$84,851 and was represented by 6,702 thousand shares (June 30, 2008 - 6,702 thousand), of which 2,493 thousand are common (June 30, 2008 - 2,493 thousand) and 4,209 thousand are preferred (June 30, 2008 - 4,209 thousand), all nominative non-par shares. The Company’s authorized capital is 700,000,000 thousand shares.

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01760-4	TELE NORTE CELULAR PARTICIPAÇÕES S.A.	02.558.154/0001-29

04.01 - NOTES TO THE FINANCIAL STATEMENTS

On December 19, 2002, taking into account the new wording of Article 17 of Law 6,404/76, as per amendments introduced by Law 10,303/01, the Shareholders General Meeting approved amendments in the rules of payment of dividends of the TNCP’s preferred shares, without voting rights, and with priority in capital reimbursement, without premium, and the payment of the minimum, non-cumulative dividends, according to the criteria below, alternatively, considering that which represents the highest amount:

I - 6% (six per cent) p.y. over the amount resulting from the division of the subscribed capital by the total number of TNCP’s shares; or

II - right to receive the minimum mandatory dividend, according to the following criteria:

a)	priority to receive minimum, non-cumulative dividends corresponding to 3% of the shareholders’ equity; and

b)	right to receive profit distributions under equal conditions with common shares, after these are assured dividends equal to the minimum priority dividend established in conformity with item “a”.

Preferred shares will acquire voting right should TNCP fails to pay minimum dividends for 3 (three) consecutive years.

(b)	Reverse Share Split

In the Extraordinary Shareholders’ Meeting held on July 12, 2007 the reverse share split of the shares representing the TNCP’s capital stock was approved. The shares will be grouped in the proportion of 50,000 (fifty thousand) existing shares to 01 (one) share of the respective type.

In Extraordinary Shareholders’ Meeting held on October 29, 2007, the change of the capital stock composition of the TNCP’s capital stock, in function of the above mentioned reverse share split was approved. Since then, TNCP’s capital stock started to be comprised by 2,492,476 common shares and 4,209,206 preferred shares.

On October, 2007 TNCP carried out auctions for the sale of 156,221 common shares and 124,977 preferred shares related to the fractions resulting from the reverse share split. The amount of sale, net of brokerage, fees and income tax, reached R$70.3660 per common share and R$25.3733 per preferred share. The amounts mentioned were made available to the respective shareholders as of October 26, 2007.

The amounts already made available to the shareholders, but not yet claimed, in the amount of R$13,818 (holding) on September 30, 2008 (June 30, 2008 - R$13,892 are recorded in current liabilities as “Reverse Share Split”.

The Extraordinary Shareholders’ Meeting held on July 04 and October 29, 2007 approved the reverse share split and the change of the shareholders’ composition of Amazônia’s capital stock. On October, 2007, the process for alienation of the fractions resulting from the reverse share split was started by the Bovespa. The alienation has been performed through auctions at Bovespa which were concluded on September 22, 2008. Management will take the applicable steps in order to make these proceeds available to the respective shareholders.

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04.01 - NOTES TO THE FINANCIAL STATEMENTS

(c)	Dividends

The shareholders are assured a minimum dividend of 25% on the adjusted net income for each year, in accordance with the Brazilian Corporate Law and the by-Laws, being increased up to the amount necessary for payment of the priority minimum dividend on the preferred shares.

The General Extraordinary Meeting held on March 28, 2008, approved the payment of dividends in the amount of R$3,198 related to the minimum mandatory dividend of 6% on the capital stock pursuant Art. 11, I, of the By-Laws, which payment started on April 14, 2008.

17	Insurance Coverage

On September 30, 2008 and June 30, 2008, Amazônia had insurance coverage against fire and sundry risks for inventories, leased assets, property, plant and equipment and loss of profits, in amounts contracted based on the evaluation of management, considering the risks and amounts involved (operating risks policy).

On September 30, 2008 and June 30, 2008, the amounts at risk insured were approximately the following:

	Consolidated
	09.30.08	06.30.08
Inventories	14,373	14,373
Leased assets and property and equipment	564,766	564,766
Loss of profit	248,482	248,482

	827,621	827,621

Additionally, Amazônia has insurance for general civil liability and for national transportation.

18	Stock-based compensation plan

On October 5, 2000, the Board of Directors of the TNCP approved two long-term incentive plans, described as below:

(a)	Plan A - This plan covered the key executives who were granted preferred or common shares of the TNCP. The bonuses will be earned and shares would be issued only to the extent that the TNCP achieve its performance goals determined by the Board of Directors during a five-year performance period. On September 30, 2008, all the options granted were expired.

(b)	Plan B - This plan covers some of TNCP and Amazônia’s key-executives and other employees. Options granted in such plan refer to preferred shares of TNCP exercised at the market price at the time they are granted. The option exercise is 20% during the second year, 60% during the third year and 100% during the fourth year, and they could be exercised up to October, 2007. The options expired in October 2007 with no exercise performed by the executives.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Corporate Law September 30, 2008

01760-4	TELE NORTE CELULAR PARTICIPAÇÕES S.A.	02.558.154/0001-29

04.01 - NOTES TO THE FINANCIAL STATEMENTS

The Board of Directors of Amazônia and the TNCP, at meetings held on December 29 and 30, 2003, respectively, approved changes to plan B, introducing new grants.

The plan continues to cover some of the Amazônia’s key-executives and the new stock options granted remain related to the preferred shares of the TNCP. However, these new options have an exercise price corresponding to the market price at the time they are granted, with a discount of 20%. The right to option exercise is 40% as from January 2004, 70% as from January 2005, and 100% as from January 2006. These options may be exercised until January 2008. The options expired on January, 2008 without being exercised by the executives.

19	Financial Instruments (consolidated)

TNCP and Amazônia participate in transactions involving financial instruments in order to reduce the exposure to interest and currency risks. Management of these risks is conducted by definition of strategies and determination of limits of exposure.

(a)	Foreign exchange rate and interest rate risk

Foreign exchange rate and interest rate risks relate to the possibility of the Amazônia incurring losses arising from exchange rate and interest rate fluctuations, increasing its debt balance for loans and financing obtained in the market and corresponding interest expenses. In order to reduce such risks, Amazônia carries out hedging transactions, through currency and interest rate swap contracts.

On September 30, 2008 the updated asset balance of the swap contracts amounts to R$76,572 (June 30, 2008 - R$133,073) while the foreign currency denominated loans and financings total R$76,572 (June 30, 2008 - R$131,939) being that 100% (June 30, 2008 - 100%) were covered by hedging operations. The swap and foreign currency denominated debt contracts (Note 12) mature in January, 2009 and there is no requirement of guarantee margin in the derivative operations contracted, according to the table below.

We present below a table demonstrating the derivative instruments contracted, in compliance with the requirements of the CVM Resolution No. 550 of October 17, 2008:

Swap Contracts	09.30.08	Index 06.30.08	Notional 09.30.08		Amount 06.30.08		Fair Value Receivable/ (Payable) 09.30.08	06.30.08	Book Value Receivable/ (Payable) 09.30.08	06.30.08
Accounts Receivable-Hedge	US. Dollar	US. Dollar + 6.04% p.a.	40,000	(*)	82,882	(*)	74,902	132,768	76,572	133,073
Accounts payable - hedge	74.80% to 75.25% of CDI	100% of CDI + 1% p.a. and 74.80% to 75.25% of CDI	(92,792)		(167,509)		(123,023)	(196,517)	(124,265)	(198,523)

Net Amount							(48,121)	(63,749)	(47,693)	(65,450)

(*)	In thousand of US Dollars

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Corporate Law September 30, 2008

01760-4	TELE NORTE CELULAR PARTICIPAÇÕES S.A.	02.558.154/0001-29

04.01 - NOTES TO THE FINANCIAL STATEMENTS

The swap’s fair value calculation method takes into consideration the future cash flow of the instrument discounted to present value using the market yield curves of the market and foreign exchange rates in force at quarter closing. The counter parts of the contracts outstanding on September 30, 2008 are Banco Votorantim S.A. and Unibanco - União de Bancos Brasileiros S.A.

Gains and losses in operations derive from differences in variations of contracted indicators against reference indexes (yield curve) and are accounted for on the accrual basis under interest income or expenses. On September 30, 2008, the net accumulated gains/losses on swap operations amounted to a loss of R$760 (September 30, 2007 - loss of R$38,628). In the same period, the loss with foreign exchange variation, mainly related to the debt in foreign currency, totaled R$11,986 (September 30, 2007 - R$30,279).

On September 30, 2008, the net amount payable relating to swap contracts amounted to R$47,693 (June 30, 2008 - R$65,450) recorded as current liabilities.

(b)	Credit risk

Credit risk associated with accounts receivable derives from telecommunications services billed and to be billed, resale of handsets and distribution of prepaid cards. Amazônia continuously monitors credit granted to its customers and the delinquency level.

Customer access to telecommunications services is blocked when a bill is overdue for more than 15 days, except for telephone services to be maintained for security or national defense reasons. The credit risk of accounts receivable of telecommunications mobile services is diversified. Amazônia maintains credit limits for handset resellers and prepaid card distributors which are defined based on potential sales, risk history, payment promptness and delinquency levels. On September 30, 2008, Amazônia had provision to cover eventual losses on accounts receivable amounted to R$46,558 (June 30, 2008 - R$45,624) - (Note 6).

Transactions with financial institutions (financial investments and swap contracts) are distributed among prime financial institutions, minimizing the credit risk and avoiding concentration.

There is no concentration of funds available that have not been mentioned above, which could, if suddenly eliminated, severely impact TNCP and Amazônia operations.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Corporate Law September 30, 2008

01760-4	TELE NORTE CELULAR PARTICIPAÇÕES S.A.	02.558.154/0001-29

04.01 - NOTES TO THE FINANCIAL STATEMENTS

(c)	Market value of financial instruments

The market values of the financial assets and liabilities are determined based on available market information and appropriate valuation methodologies. The use of different market assumptions and/or estimation methodologies could cause a different effect on the estimated market values.

The accounting balances of financial investments on September 30, 2008 and June 30, 2008 are equivalent to market values, as they are recorded at realization value. The market values of loans and financing and of swap operations were calculated according to the present value of these financial instruments, considering the interest rate practiced by the market for operations of similar nature, term and risk, as shown below:

	Consolidated
	09.30.08		06.30.08
	Book value	Market value	Book value	Market value
Financial investments	3,120	3,120	30,369	30,369
Short Term Investments	3,672	3,672	3,893	3,893
Accounts payable - hedge operations	47,693	48,121	65,450	63,749
Loans and financing	76,572	76,900	131,939	133,628

The hedge operations are recognized on a monthly basis in the income statement, considering the yield curve (Note 19 (a)).

20	Special Purpose Entities (EPE)

TNCP, together with Amazônia Celular S.A invests in an Investment Fund in Quotas of Investment Funds - FIC (exclusive), managed by Banco Itaú S.A., which, in turn, invests in quotas of exclusive Financial Investment Funds.

The main information on Investment Fund in Quotas of Investment Funds - FIC (exclusive), is summarized as below:

	Holding		Consolidated
	09.30.08	06.30.08	09.30.08	06.30.08
Consolidated Portfolio
National Treasury Bonds - LTN	—	70,327	—	70,327
Financial Treasury Bonds - LFT	31,744	125,818	31,744	125,818
Notes of National Treasury - NTN	11,439	11,465	11,439	11,465
Private Risk - CDB / Others	8,239	27,027	8,239	27,027
Committed/Over/Cash Dep. Transactions	—	43,877	—	43,877
Liabilities	—	44	—	44

	51,422	278,558	51,422	278,558

% share at the end of the quarter	5.30%	1.07%	6.18%	1.22%
Participation amount	2,725	2,975	3,176	3,413

	Holding		Consolidated
	09.30.08	09.30.07	09.30.08	09.30.07
FIC result - in the periods	3,003	16,380	3,003	16,380
Share in FIC result	85	41	99	793

For information purposes, the proportional consolidated balance of the short term investments considering the nature of the investments in exclusive funds, is presented in Note 5.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Corporate Law September 30, 2008

01760-4	TELE NORTE CELULAR PARTICIPAÇÕES S.A.	02.558.154/0001-29

04.01 - NOTES TO THE FINANCIAL STATEMENTS

21	Other Information

(a)	Proceeding referring to the General Law of Telecommunications

In June 2005, the TNCP and its Subsidiary filed a judicial action against Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI and Banco do Brasil S.A., for understanding, the claimants, that the defendants are part of the controlling group (through indirect interest) both of the TNCP and its competitor at that time Oi. The action aimed to prevent the defendants from exercising their voting rights in the TNCP and its control chain until the matter concerning the cross shareholding is resolved.

On October 16, 2006, after the taking over of its new Board, the Company presented petition in the records of the action described above, through which it waived the rights on which the referred demand was based. On June 27, 2007, the process was extinguished upon judicial confirmation of the waiver. The abatement of the action will be concluded after final decision.

(b)	Communication to the banks about the transfer of shareholding control

On March 13 and 14, 2008, TNCP and Amazônia communicated to the financial institutions with which they have loans, swap contracts and foreign exchange contracts in force about the transfer of the shareholding control effective on April 3, 2008, where TMAR acquired Vivo’s controlling shares (as detailed in Note 1). In the same communication, it was requested to these institutions the maintenance of terms and conditions agreed upon when the companies’ control belonged to Telpart. These correspondences were replied by the banks, being maintained the requested conditions.

22	Subsequent events

As described in Note 19, Amazônia has loans and financings denominated in foreign currency, being that 100% are covered by hedging transactions. As a result of current market conditions, specifically in September and October, 2008, the Brazilian Real has experienced devaluation against the parity with other currencies, mainly the North-American dollar. On September 30, 2008, the parity of the North-American dollar against the Brazilian Real was US$1.00 = R$1.9143. At the date of presentation of this quarterly information, the parity rate was US$1.00 = R$2.1700, registering an appreciation of the dollar against the real of approximately 13.36% in comparison with September 30, 2008. The quarterly information has been prepared according to accounting principles adopted in Brazil which require that assets and liabilities denominated in foreign currency be monetarily restated based on the parity rates of the respective foreign currencies at the date of the balance sheets and, therefore, they do not reflect the effects of the changes in the foreign exchange rates subsequent to the balance sheet date.

* * *

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Corporate Law September 30, 2008

01760-4	TELE NORTE CELULAR PARTICIPAÇÕES S.A.	02.558.154/0001-29

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

See - “Comments on the Company’s Consolidated Performance”

*******************

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Corporate Law September 30, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01760-4	2 - COMPANY NAME TELE NORTE CELULAR PARTICIPAÇÕES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 02.558.154/0001-29

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 09/30/2008	4 - 06/30/2008
1	Total Assets	444,029	493,036
1.01	Current Assets	130,651	165,104
1.01.01	Cash and Cash Equivalents	13,031	43,116
1.01.01.01	Cash and Cash Equivalents	9,359	39,223
1.01.01.02	Short Term Investments	3,672	3,893
1.01.02	Credits	93,857	95,398
1.01.02.01	Customers	63,719	70,346
1.01.02.02	Miscellaneous Credits	30,138	25,052
1.01.02.02.01	Income Tax and Social Contribution Recoverable	6,204	1,537
1.01.02.02.02	PIS/COFINS Recoverable - Law 9718/98	17,337	17,162
1.01.02.02.03	Other Taxes Recoverable	6,597	6,353
1.01.03	Inventories	15,712	13,248
1.01.04	Others	8,051	13,342
1.02	Non-current Assets	313,378	327,932
1.02.01	Long Term Receivables	95,860	93,335
1.02.01.01	Miscellaneous Credits	88,990	87,966
1.02.01.01.01	Deferred Income Tax	82,131	82,131
1.02.01.01.02	ICMS Recoverable	3,667	3,108
1.02.01.01.03	Income Tax and Social Contribution Recoverable	1,200	1,176
1.02.01.01.04	PIS and COFINS Recoverable - Law 9718/98	1,565	1,551
1.02.01.01.05	Other Taxes Recoverable	427	0
1.02.01.02	Credits with Related Parties	0	0
1.02.01.02.01	Affiliates	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Others	6,870	5,369
1.02.02	Permanent Assets	217,518	234,597
1.02.02.01	Investments	77	77
1.02.02.01.01	In Affiliates	0	0
1.02.02.01.02	In Affiliates/Goodwill	0	0
1.02.02.01.03	In Subsidiaries	0	0
1.02.02.01.04	In Subsidiaries/Goodwill	0	0
1.02.02.01.05	Other Investments	77	77
1.02.02.02	Property, Plant and Equipment	186,127	199,285
1.02.02.03	Intangible	29,258	33,050
1.02.02.04	Deferred Charges	2,056	2,185

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Corporate Law September 30, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01760-4	2 - COMPANY NAME TELE NORTE CELULAR PARTICIPAÇÕES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 02.558.154/0001-29

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 09/30/2008	4 - 06/30/2008
2	Total Liabilities	444,029	493,036
2.01	Current Liabilities	261,627	321,520
2.01.01	Loans and Financing	76,572	131,939
2.01.02	Debentures	0	0
2.01.03	Suppliers	76,783	65,591
2.01.04	Taxes, Charges and Contributions	1,700	1,162
2.01.05	Dividends Payable	106	106
2.01.06	Provisions	6,006	8,111
2.01.07	Debts with Related Parties	0	0
2.01.08	Other	100,460	114,611
2.01.08.01	Accounts Payable - Hedging Operations	47,693	65,450
2.01.08.02	Reverse Share Split	14,843	14,893
2.01.08.03	Concession Contracts Payable	3,614	3,491
2.01.08.04	Cost Sharing	25,972	21,557
2.01.08.05	Other obligations	8,338	9,220
2.02	Non-current Liabilities	57,950	46,579
2.02.01	Long Term Liabilities	57,950	46,579
2.02.01.01	Loans and Financing	0	0
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	29,194	29,626
2.02.01.04	Debts with Related Parties	12,039	0
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Others	16,717	16,953
2.02.01.06.01	Accounts Payable - Hedging Operations	0	0
2.02.01.06.02	Pension Plan - CVM 371	2,250	2,250
2.02.01.06.03	Concession Contracts Payable	10,843	11,311
2.02.01.06.04	Other Liabilities	3,624	3,392
2.02.02	Deferred Income	0	0
2.03	Minority Interests	32,881	33,117
2.04	Shareholders’ Equity	91,571	91,820
2.04.01	Paid-in Capital	84,851	84,851
2.04.02	Capital Reserves	0	0
2.04.03	Revaluation Reserves	0	0
2.04.03.01	Own Assets	0	0
2.04.03.02	Subsidiaries/Affiliates	0	0
2.04.04	Profit Reserves	160	160
2.04.04.01	Legal	160	160
2.04.04.02	Statutory	0	0
2.04.04.03	For Contingencies	0	0
2.04.04.04	Realizable Profits	0	0
2.04.04.05	Profit Retention	0	0
2.04.04.06	Special for Non-Distributed Dividends	0	0
2.04.04.07	Other Profit Reserves	0	0
2.04.05	Retained Earnings/Accumulated Losses	6,560	6,809
2.04.06	Advance for Future Capital Increase	0	0

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Corporate Law September 30, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01760-4	2 - COMPANY NAME TELE NORTE CELULAR PARTICIPAÇÕES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 02.558.154/0001-29

07.01 - STATEMENT OF INCOME (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 07/01/2008 to 09/30/2008	4 - 01/01/2008 to 09/30/2008	5 - 07/01/2007 to 09/30/2007	6 - 01/01/2007 to 09/30/2007
3.01	Gross Revenue from Sales and/or Services	340,335	940,789	197,176	595,474
3.02	Gross Revenue Deductions	(209,959)	(569,993)	(77,121)	(240,225)
3.03	Net Revenue from Sales and/or Services	130,376	370,796	120,055	355,249
3.04	Cost of Goods and/or Services Sold	(90,614)	(246,653)	(80,039)	(235,970)
3.05	Gross Profit	39,762	124,143	40,016	119,279
3.06	Operating Expenses/Revenue	(41,386)	(116,718)	(50,189)	(143,484)
3.06.01	Selling	(22,881)	(73,509)	(28,080)	(82,309)
3.06.02	General and Administrative	(10,641)	(36,329)	(12,648)	(35,663)
3.06.03	Financial	(7,864)	(19,691)	(9,461)	(25,512)
3.06.03.01	Financial Income	2,511	7,238	1,528	6,528
3.06.03.02	Financial Expenses	(10,375)	(26,929)	(10,989)	(32,040)
3.06.04	Other Operating Revenues	0	12,811	0	0
3.06.05	Other Operating Expenses	0	0	0	0
3.06.06	Equity in Subsidiary and Affiliated Companies	0	0	0	0
3.07	Operating Income	(1,624)	7,425	(10,173)	(24,205)
3.08	Non-Operating Income	(1,974)	(1,918)	(504)	(472)
3.08.01	Revenues	419	547	32	118
3.08.02	Expenses	(2,393)	(2,465)	(536)	(590)
3.09	Income Before Taxes/Profit Sharing	(3,598)	5,507	(10,677)	(24,677)
3.10	Provision for Income Tax and Social Contribution	3,114	(952)	0	0
3.11	Deferred Income Tax	0	0	0	0
3.12	Profit Sharing/Statutory Contributions	0	0	0	581
3.12.01	Employee Profit Sharing	0	0	0	581
3.12.02	Subsidiary’s Equity Variation not from Results	0	0	0	0
3.12.03	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders’ Equity	0	0	0	581

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Corporate Law September 30, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01760-4	2 - COMPANY NAME TELE NORTE CELULAR PARTICIPAÇÕES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 02.558.154/0001-29

03.01 - CONSOLIDATED STATEMENT OF INCOME (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 07/01/2008 to 09/30/2008	4 - 01/01/2008 to 09/30/2008	5 - 07/01/2007 to 09/30/2007	6 - 01/01/2007 to 09/30/2007
	Contributions	0	0	0	0
	Reversal of Interests on Shareholders’ Equity	0	0	0	0
	Minority Interest	235	(1,113)	2,527	5,678
3.15	Net Income/Loss for the Period	(249)	3,442	(8,150)	(18,418)
	NUMBER OF SHARES, EX-TREASURY (in thousands Reais)	6,702	6,702	335,084,155	335,084,155
	EARNINGS PER SHARE (Reais)		0.51358
	LOSS PER SHARE (Reais)	(0.03715)		(0.00002)	(0.00005)

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Corporate Law September 30, 2008

01760-4	TELE NORTE CELULAR PARTICIPAÇÕES S.A.	02.558.118/0001-29

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Scope

The present performance report includes the accounts of Tele Norte Celular Participações S.A. for the period of 07/01/08 to 09/30/08 comparative to the preceding quarters and the same period of last year. The summations presented are subject to rounding differences.

Statement of income

The comments on economic and financial performance are based on the model statement of income shown below: (non accounting figures not reviewed by the independent accountants).

Income Statements	3Q07	2Q08	3Q08
Services Revenues	189.5	320.8	338.3
Equipment Revenues	7.7	3.5	2.0

Total Revenues	197.2	324.3	340.3

Revenues Deductions	(77.1)	(198.0)	(210.0)

Total Revenues - Net	120.1	126.3	130.4

Operating Costs and Expenses	(93.7)	(89.8)	(98.3)
Cost of Services	(49.8)	(55.7)	(66.4)
Cost of Equipment	(7.9)	(4.8)	(3.3)
Selling & Marketing Expenses	(24.7)	(17.8)	(19.3)
Bad Debt Expenses	(2.8)	(5.1)	(3.0)
General & Administrative Expenses	(11.5)	(8.6)	(6.4)
Other Operating Expense (Income)	3.1	2.1	0.2

EBITDA	26.3	36.5	32.1

Margin %	21.9%	28.9%	24.6%
Depreciation & Amortization	(27.0)	(27.1)	(25.9)

EBIT	(0.7)	9.4	6.2

Financial Expenses	(19.1)	(21.7)	(4.5)
Financial Revenue	9.6	16.1	(3.4)
Non-operating Gain (Loss)	(0.5)	(3.8)	(2.4)

Profit (Loss) before Tases	(10.7)	3.8	(4.0)
Taxes	0.0	(0.0)	3.5
Minority Interest	2.5	0.0	0.2

Net Income (Loss)	(8.1)	0.0	(0.2)

Margin %	-6.8%	0.0%	-0.2%

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Corporate Law September 30, 2008

01760-4	TELE NORTE CELULAR PARTICIPAÇÕES S.A.	02.558.118/0001-29

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Operating performance:

Client base (not reviewed by the independent accountants)

The clients base closed the quarter with 1,320, thousand subscribers, 10.5% lower quarter-on-quarter and 0.6% up year-on-year. The prepaid segment reached 1,137 thousand clients in the 3Q08, 3.0% up on the 3Q07, representing 86% of the total client base. The postpaid segment ended the quarter with 183 thousand clients, 8.0% and 12.2% down on the 2Q08 and 3Q07 respectively, representing 13.9% of the total client base.

Market share was estimated at 15.3% in the 3Q08, compared to 18.3% in the previous quarter and 21.1% in the 3Q07.

Churn Rate (not reviewed by the independent accountants)

Blended annualized churn rate (83.1%) increased significantly versus 2Q08 (41.2%) and the 3Q07 (47.7%). This performance was a result of the annualized churn rate in the prepaid segment.

Operating Revenue

Total net revenue reached R$130.4 million in 3Q08, 3.2% 8.6% up on the 2Q08 and 3Q07, respectively. Such increase is a result of higher service revenues.

In net service revenues, both the annual growth (+12.2%) and the quarterly (+4.1%) is associated to the increase of interconnection revenues. Additionally, it is worth highlighting that pre-paid services presented a growth in relation to 3Q07, fact not observed in the post-paid segment.

Consolidated ARPU (Average Revenue per User) totaled R$27.3 below R$29.0 recorded in the 2Q08 as a consequence of lower revenues from post-paid segment.

Operating costs and expenses

Cost of services totaled R$66.4 million in the 3Q08, 19.2% up on the previous quarter. As compared to 3Q07, cost of services increased by 33.0%. The variations are consequences of the increase in the growth in outgoing traffic.

Selling and marketing expenses reached R$19.3 million, 8.4% higher than 2Q08 and 21.9% below 3Q07, reflecting mainly the synergy of operations with OI.

Bad debt provisions amounted to R$3.0 million in the 3Q08, below R$5.1 million in the 2Q08 and practically stable in relation to 3Q07 (+ R$0.2 million), in funcion of the reduction in credit losses with client of services.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Corporate Law September 30, 2008

01760-4	TELE NORTE CELULAR PARTICIPAÇÕES S.A.	02.558.118/0001-29

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

General and administrative expenses totaled R$6.4 million in the quarter, 25.6% down quarter-on-quarter and 44.3% down year-on-year, due to lower personnel and advisory service expenses.

Subscriber acquistion cost reached in the 3Q08 was R$119,0, 28.8% higher to the R$92.4 recorded in the 2Q08, as a consequence of higher commercial expenses and reduction in the volume of gross activations. In the annual comparison, the effect was the opposite, the acquisition cost per client dropped R$23.4, a reflex of lower selling and marketing expenses of 3Q07.

EBITDA (not reviewed by the independent accountants)

EBITDA of the 3Q08 reached R$32.1 million, 12.1% lower than 2Q08 and 22.1% higher than 3Q07. EBITDA Margin of the quarter, 24.6% to net revenues, represents an increase of 2.7 p.p. in relation to 3Q07, although lower in relation to the previous quarter (-4.3 p.p.)

Depreciation and Amortization

In the 3Q08, depreciation and amortization expenses totaled R$25.9 million, practically stable as compared to the 2Q08 and 3Q07.

Financial Expenses, net

Table 1 - Financial Performance

	R$ million
	3Q07	2Q08	3Q08
Financial Expenses (a)	(19.1)	(21.7)	(4.5)
Financial Revenues (b)	1.5	2.7	23.9
Gain (Loss) from Exchange Variation (c)	8.1	13.3	(27.3)
Net Financial Income (Expenses)	(9.5)	(5.7)	(7.9)

Note: a) Financial Expenses: include expenses related to debt, loss in hedge operations (if any), and taxes on financial operations; b) Financial Revenues: include results of cash investments and gains from hedge operations (if any); and, c) Gain (Loss) from Exchange Variation: reflects almost exclusively the currency appreciation/weakening and the interest on debt denominated in foreign currency.

Net Result

Net loss totaled R$ 0.2 million in the 3Q08, a significantly better result than the one observed in the same period in the year 2007, which reached R$8.1 million. As compared to 2Q08, the result was stable.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Corporate Law September 30, 2008

01760-4	TELE NORTE CELULAR PARTICIPAÇÕES S.A.	02.558.118/0001-29

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Indebtedness

At the end of 3Q08, total debt, including hedge operations, was R$124.3 million and was recorded as short term, being 100% of it denominated in US dollars and fully hedged.

On September 19, 2008, Amazônia settled a loan with ABN (R$82.2 million of principal amount) and received by settling the hedge contract, the amount of R$5.1 million.

The Company’s net debt in the 3Q08 (R$111.3 million) is comprised by the summation of the gross debt (R$76.6 million) and hedge operations (R$47.7 million), offset by available cash (R$13.0 million).

Investments

During the second quarter of 2008, Amazônia Celular made investments of R$11.5 million. These investments were broken down as follows:

CAPEX (R$ million)	3Q07	2Q08	3Q08
Network	4.3	2.3	4.4
Technology/IT	0.0	3.2	3.8
Others	1.0	1.7	3.3
TOTAL	5.3	7.2	11.5

**************

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of Company’s management. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Accordingly, the actual results of operations of Company may be different from Company’s current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and Company does not undertake any obligation to update them in light of new information or future developments.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Corporate Law September 30, 2008

01760-4	TELE NORTE CELULAR PARTICIPAÇÕES S.A.	02.558.118/0001-29

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

OPERATING INDICATORS

(not reviewed by the independent accountants)

Operational Data	3Q07	2Q08	3Q08
Licensed Pops	17.6	18.0	18.0

Clients	1,311,865	1,473,734	1,319,702

Postpaid	208,355	198,572	182,932
Postpaid	1,103,510	1,275,162	1,136,770

Market Share	21.1%	18.3%	15.3%

Traffic
Total Outgoing Traffic	155.0	263.1	278.9
Total Incoming Traffic l	140.3	151.8	170.4

Churn - Annualized Rate	47.7%	41.2%	83.1%

Postpaid	23.1%	28.9%	35.7%
Postpaid	52.5%	43.3%	89.9%

Others Information
Acquisition/Retention Cost
Cost of Acquisition (R$)	142.4	92.4	119.0
Retention Costs	13.7%	9.2%	9.7%
Universalization
Number of locations served	213	213	213
Number of Cell Sites	697	705	705
Number of Switches	14	18	18
Headcount	391	357	328

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Corporate Law September 30, 2008

01760-4	TELE NORTE CELULAR PARTICIPAÇÕES S.A.	02.558.118/0001-29

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

GLOSSARY OF KEY INDICATORS

I)	Churn Rate (Annualized)

a) Churn % quarterly

    Sum of deactivations / Sum of average monthly opening customers for the 3 months x 12

3

II)	Customer Acquisition Cost

        (Sum of Marketing salaries, Selling salaries, Consulting (Sales and Marketing),

    Commissions, Handsets subsidies, Advertising and promotions,

     FISTEL tax (activation tax), less Activation fee for the period)

Number of gross activation in the period

III)	EBITDA

EBITDA = Operational Revenues - Operational Costs - Operational Expenses* - Bad Debt

*	Does not include profit sharing.

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Corporate Law September 30, 2008

01.01 IDENTIFICATION

1 - CMV CODE: 01760-4	2 - COMPANY NAME: TELE NORTE CELULAR PARTICIPAÇÕES S.A.	3 - CNPJ: 02.558.157/0001-29

09.01 INTEREST IN CONTROLLED AND/OR RELATED COMPANIES

1 - Item: 01	2 - Company name of the controlled/related company: AMAZÔNIA CELULAR S.A.	3 - CNPJ: 02.340.278/0001-33	4 - Classification: open controlled company	5 - % interest in the capital of the invested company:	6 - % stockholders’ equity of the investor:

7 - Company type: commercial, industrial and other companies		8 - Number of shares held in the current quarter (thousand): 4.413		9 - Number of shares held in the previous quarter (thousand): 4.413

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Corporate Law September 30, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01760-4	2 - COMPANY NAME TELE NORTE CELULAR PARTICIPAÇÕES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 02.558.154/0001-29

11.01 - PURCHASE ORDERS/CONTRACTS SIGNED

Company	(R$ Thousand)
1 - Balance of Purchase Orders/Contracts Signed at the End of Current Quarter	0
2 - Balance of Purchase Orders/Contracts Signed at the End of Same Quarter Last Year	100

Consolidated	(R$ Thousand)
1 - Balance of Purchase Orders/Contracts Signed at the End of Current Quarter	4,725
2 - Balance of Purchase Orders/Contracts Signed at the End of Same Quarter Last Year	20,986

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Corporate Law September 30, 2008

01760-4	TELE NORTE CELULAR PARTICIPAÇÕES S.A.	02.558.118/0001-29

15.01 - INVESTMENT PROJECTS

SEE COMMENTS ON THE CONSOLIDATED PERFORMANCE

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Corporate Law September 30, 2008

01760-4	TELE NORTE CELULAR PARTICIPAÇÕES S.A.	02.558.118/0001-29

17.01 - REPORT OF THE LIMITED REVIEW - UNQUALIFIED

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders and Board of Directors of

Tele Norte Celular Participações S.A.

Belo Horizonte - MG

1.	We have reviewed the accounting information included in the Quarterly Information (company and consolidated) of Tele Norte Celular Participações S.A. (“Company”) for the quarter ended September 30, 2008 consisting of the balance sheet, the related statement of operations, the performance report, and the related notes , all prepared under the responsibility of the Company’s management.

2.	Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Brazilian Federal Accounting Council (CFC), and consisted principally of: (a) inquiries of and discussions with certain officials of the Company who have responsibility for accounting, financial and operating matters about the criteria adopted in the preparation of the Quarterly Information; and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company.

3.	Based on our review, we are not aware of any material modifications that should be made to the aforementioned accounting information included in the Quarterly Information referred in the paragraph 1 for them to be in conformity with the standards established by the Brazilian Securities and Exchange Commission (CVM), specifically applicable to the preparation of Quarterly Information, including CVM Instruction No. 469/08.

4.	As mentioned in note 2, on December 28, 2007, Law No. 11,638 was enacted and it is effective for fiscal years beginning on or after January 1, 2008. This Law altered, revoked and added new provisions to Law No. 6,404/76 (Brazilian Corporate Law) and introduced changes in Brazilian accounting practices. Although this Law has already become effective, certain changes introduced by it are subject to regulation by regulatory agencies before being applied by companies. Accordingly, during this transition phase, CVM, through Instruction No. 469/08, has permitted companies not to apply all the provisions of Law No. 11,638/07 in the preparation of the Quarterly Information. Thus, the accounting information included in the Quarterly Information for the quarter ended September 30, 2008 have been prepared in conformity with specific instructions of the CVM and do not include all changes in accounting practices introduced by Law No. 11,638/07.

5.	As mentioned in note 4 (b), Management has plans for a corporate restructuring aimed at simplifying the Company`s and its subsidiary`s structures. The implementation of said corporate restructuring and its potential accounting effects will depend on the result of the Tender Offers mentioned in note 1 (d).

6.	The accompanying Quarterly Information has been translated into English for the convenience of readers outside Brazil.

Belo Horizonte, October 28 2008

DELOITTE TOUCHE TOHMATSU	Paulo R. Marques Garrucho
Auditores Independentes	Engagement Partner
CRC-2SP 011.609/O-8 F/MG	CRC1-RJ 052.813/O-1 S/MG

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Corporate Law September 30, 2008

01.01 - IDENTIFICATION

1 - CVM CODE 01728-0	2 - COMPANY NAME AMAZÔNIA CELULAR S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 02.340.278/0001-33

03.01 - STATEMENT OF INCOME (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 07/01/2008 to 09/30/2008	4 - 01/01/2008 to 09/30/2008	5 - 07/01/2007 to 09/30/2007	6 - 01/01/2007 to 09/30/2007
3.01	Gross Revenue from Sales and/or Services	340,335	940,789	197,176	595,474
3.02	Gross Revenue Deductions	(209,959)	(569,993)	(77,121)	(240,225)
3.03	Net Revenue from Sales and/or Services	130,376	370,796	120,055	355,249
3.04	Cost of Goods and/or Services Sold	(90,614)	(246,653)	(80,039)	(235,970)
3.05	Gross Profit	39,762	124,143	40,016	119,279
3.06	Operating Expenses/Revenue	(41,424)	(116,411)	(49,602)	(142,064)
3.06.01	Selling	(22,881)	(73,509)	(28,080)	(82,309)
3.06.02	General and Administrative	(10,537)	(35,536)	(12,218)	(34,728)
3.06.03	Financial	(8,006)	(20,177)	(9,304)	(25,027)
3.06.03.01	Financial Income	2,318	6,460	1,450	6,236
3.06.03.02	Financial Expenses	(10,324)	(26,637)	(10,754)	(31,263)
3.06.04	Other Operating Revenues	0	12,811	0	0
3.06.05	Other Operating Expenses	0	0	0	0
3.06.06	Equity Accounting Result	0	0	0	0
3.07	Operating income (loss)	(1,662)	7,732	(9,586)	(22,785)
3.08	Non-Operating Income (loss)	(2,393)	(2,337)	(504)	(472)
3.08.01	Revenues	0	128	32	118
3.08.02	Expenses	(2,393)	(2,465)	(536)	(590)
3.09	Income Before Taxes/Profit Sharing	(4,055)	5,395	(10,090)	(23,257)
3.10	Provision for Income Tax and Social Contribution	3,114	(952)	0	0
3.11	Deferred Income Tax	0	0	0	0
3.12	Profit Sharing/Statutory Contributions	0	0	0	0
3.12.01	Employee Profit Sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Shareholders’ Equity	0	0	0	0
3.15	Net income/ Loss for the Period	(941)	4,443	(10,090)	(23,257)
	No. SHARES, EX-TREASURY (in thousands)	5,888	5,888	14,720,245	14,720,245
	EARNINGS PER SHARE (in Reais)		0,75459
	LOSS PER SHARE (in Reais)	(0.15982)		(0.00069)	(0.00158)

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Corporate Law September 30, 2008

01760-4	TELE NORTE CELULAR PARTICIPAÇÕES S.A.	02.558.118/0001-29

18.02 - COMMENTS ON THE SUBSIDIARY’S/AFFILIATE’S PERFORMANCE

Subsidiary’s/Affiliate’s: AMAZÔNIA CELULAR S.A.

SEE COMMENTS ON THE CONSOLIDATED PERFORMANCE

FEDERAL PUBLIC SERVICE CVM - BRAZILIAN SECURITIES COMMISSION QUARTERLY INFORMATION - ITR COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY	Corporate Law September 30, 2008

1 - CVM CODE 01760-4	2 - COMPANY NAME TELE NORTE CELULAR PARTICIPAÇÕES S.A.	3 - CNPJ (Corporate Taxpayer’s ID) 02.558.154/0001-29

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEADQUARTERS	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	5
03	01	STATEMENT OF INCOME	6
04	01	EXPLANATORY NOTES	8
05	01	COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER	39
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	40
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	41
07	01	CONSOLIDATED STATEMENT OF INCOME	42
08	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER	44
09	01	EQUITY INTEREST IN SUBSIDIARIES AND/OR AFFILIATED COMPANIES	50
11	01	PURCHASE ORDERS/CONTRACTS SIGNED	51
15	01	INVESTMENT PROJECTS	52
17	01	REPORT ON THE LIMITED REVIEW	53
		AMAZÔNIA CELULAR S.A.
18	01	STATEMENT OF INCOME OF SUBSIDIARY/AFFILIATE	54
18	02	COMMENTS ON THE SUBSIDIARY’S/AFFILIATE’S PERFORMANCE	55

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2008

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ José Luís Magalhães Salazar
Name: José Luís Magalhães Salazar
Title: Investor Relations Officer